Exhibit 2.1
[*] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely be competitively harmful if publicly disclosed.

Execution Version

ASSET PURCHASE AGREEMENT

between:

Osmotica Pharmaceutical US LLC, a Delaware limited liability company,
Osmotica, Kereskedelmi és Szolgáltató Korlátolt Felelõsségû Társaság, a corporation organized under the laws of Hungary,
Osmotica Holdings US LLC, a Delaware limited liability company, and
Adamas Pharmaceuticals, Inc., a Delaware corporation
____________________________
Dated as of December 1, 2020
____________________________

A-1

TABLE OF EXHIBITS AND SCHEDULES

Exhibit A	Certain Definitions
Exhibit B	Form of Assumption Agreement
Exhibit C	Form of Bill of Sale
Exhibit D	Forms of Patent and Trademark Assignment Agreements
Exhibit E	Transition Services Agreement
Exhibit F	Purchaser FDA Transfer Letter
Exhibit G	Seller FDA Transfer Letter
Exhibit H	Commercial Supply Agreement
Exhibit I	Quality Agreement
Exhibit J	Stipulation of Dismissal

Schedule 1.1	Specified Assets
Schedule 4.6	Purchase Price Adjustment
Schedule 1.6	Nonassigned Assets
Schedule 1.10(a)	Allocation of Purchase Price

ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement is being entered into as of December 1, 2020 (the “Effective Date”), by and between Osmotica Pharmaceutical US LLC, a Delaware Limited Liability Company and Osmotica Kereskedelmi és Szolgáltató Korlátolt Felelõsségû Társaság, a corporation organized under the laws of Hungary (collectively, the “Seller”), Osmotica Holdings US LLC, a Delaware Limited Liability Company (the “Seller Guarantor”) and Adamas Pharmaceuticals, Inc., a Delaware corporation (“Purchaser”). Seller and Purchaser are referred to collectively in this Agreement as the “Parties.” Certain other capitalized terms used in this Agreement are defined in Exhibit A.
Recitals
A.    Seller is a pharmaceutical company that develops, markets and sells pharmaceutical products, including Osmolex ER® brand extended-release amantadine tablets as approved under NDA No. 209410 in each of 129 mg, 161 mg, 193 mg and 258 mg dosage strengths.
B.    Purchaser and Seller are parties to a declaratory judgment and infringement counterclaim patent litigation captioned, Osmotica Pharmaceutical US LLC, et al. v. Adamas Pharmaceuticals, Inc. et al., Civil Action No. 1:18-cv-00278-CFC, pending in the United States District Court for the District of Delaware (the “Infringement Litigation”).
C.    The Parties wish: to provide for the purchase by Purchaser of certain assets from Seller and the Specified Affiliates, to provide for certain related transactions, and to settle the Infringement Litigation, all on the terms and subject to the conditions and other provisions set forth in this Agreement and in the Ancillary Agreements.
Agreement
The Parties, intending to be legally bound, agree as follows:
1.Sale and Purchase of Assets; Related Transactions.
1.1Sale and Purchase of Assets. On the terms and subject to the conditions and other provisions set forth in this Agreement, at the Closing, Seller will (or Seller will cause the Specified Affiliates to) sell, convey, transfer, assign and deliver to Purchaser and Purchaser will purchase from Seller, free and clear of all Liens except for Permitted Liens, all rights, title and interest of Seller and its Affiliates in and to all of the following assets, in each case, as in existence as of the Closing Date (the assets listed in Section 1.1(a) through Section 1.1(j), collectively, the “Specified Assets”):
(a)the Patent Rights, registered Trademark Rights, Product Know-How, domain names, telephone numbers and copyrights in publications or pending publications, in each case, set forth in Schedule 1.1(a) (the “Specified IP Rights”);
(b)all rights of Seller and its Affiliates under the contracts set forth in Schedule 1.1(b) (the “Specified Contracts”), provided Seller shall retain the rights held by them prior to the

Closing under any Specified Contract expressly providing them continuing indemnity and exculpation rights for pre-Closing occurrences for which they remain liable under this Agreement;
(c)the packaging materials, finished product inventories and product samples and work-in-process inventories of or for the Specified Products in existence as of the Closing Date and set forth in Schedule 1.1(c) (collectively, the “Specified Inventory”);
(d)the tooling specific to the Specified Products and no other products (the “Specified Product Tooling”) set forth in Schedule 1.1(d) (with possession of the Specified Product Tooling to be retained by Seller or its Affiliates in order to continue to manufacture the Specified Products in accordance with the Commercial Supply Agreement);
(e)the investigational new drug application number 103538 for the Specified Products and the new drug application number 209410 for the Specified Products and all supplements thereto, in each case, set forth in Schedule 1.1(e) (the “Specified Authorizations”), all pre-clinical data, clinical data and laboratory data primarily relating to the Specified Products and referenced in the Specified Authorizations, the Regulatory Documentation transferred under Section 1.1(i), or the lab notebooks referenced in Section 1.1(h), and the safety database maintained by Seller as of the Closing Date for the Specified Products;
(f)all claims of Seller and its Affiliates against third parties arising out of or specifically relating to the Specified Assets to the extent such claims arise on or after the Closing Date;
(g)Labeling (including any Specified Product Labeling materials and documents relating to the Specified Products), informational letters, sales training materials, trade show materials, advertising, marketing, sales, artwork and promotional materials, including hard copies and digital source files, in each case, that are in the physical possession of and under the control of Seller or its Affiliates as of the Closing Date and only to the extent related solely to the promotion or sale of the Specified Product and no other products, and any publications, advertising, sales training, guidance, marketing and other promotional materials and literature, submissions and correspondence sent to or received from the FDA Office of Prescription Drug Promotion (OPDP), in each case, set forth in Schedule 1.1(g);
(h)lab books, any relevant training materials or product presentations, market research data, market intelligence reports, statistical programs (if any) used for marketing and sales research with respect to the Specified Products; and customer lists, target or call lists, data collected by the AccessOsmolex program, lists of patients enrolled in the patient assistance program for the Specified Product, in each case, that are under the control of Seller and its Affiliates as of the Closing Date and set forth in Schedule 1.1(h);
(i)all Regulatory Documentation; and
(j)All prepaid FDA fees and other amounts due any Governmental Entity with respect to the Specified Product or paid by Seller as of the Closing Date set forth in Schedule 1.1(j).

1.2Additional Batches of Product. As part of the Purchase Price, Seller agrees to manufacture and deliver to Purchaser [*] under and in accordance with the Commercial Supply Agreement (hereinafter “Initial Batches”) [*] under the following terms:
(a)The [*] Initial Batches shall [*];
(b)With the exception of [*], all provisions of the Commercial Supply Agreement shall apply to the Initial Batches;
(c)If any Initial Batch is [*]; and
(d)If Seller has [*].
1.3Additional Specified Assets. If, at any time during the period commencing on the Closing Date and ending on the date that is two years after the Closing Date, either Party identifies (including by written notice thereof from Purchaser) any tangible and intangible assets, properties and rights, of any nature whatsoever, that was in the possession of and under the control of Seller or any Specified Affiliate as of the Closing Date that are solely related to the Specified Products and were used by the Seller to conduct the Specified Business as conducted as of the Closing Date, other than commercially available software products under standard end-user object code license agreements and except as set forth on Part 2.2 of the Disclosure Schedule, that are not listed in Schedule 1.1 or otherwise previously assigned and delivered to Purchaser, then such newly-identified assets will be included in the definition of Specified Assets for purposes of this Agreement and will be assigned and delivered to Purchaser in accordance with Section 1.4.
1.4Assignment of Additional Specified Assets. Such newly-identified Specified Assets in Section 1.3 will each be delivered to Purchaser promptly after the identification thereof in accordance with a plan and process to be agreed by the Parties at the relevant time.
1.5Excluded Assets. Notwithstanding anything to the contrary contained in this Agreement, Seller will not be required to (and will not be required to cause the Specified Affiliates to) sell or transfer to Purchaser and the Specified Assets will not include, any of the following or any right or interest in or to any of the following (collectively, the “Excluded Assets”):
(a)any [*];
(b)any Tax Returns and Tax records of Seller or its Affiliates relating to the Specified Assets or the Specified Business; and
(c)all rights of Seller or its Affiliates to [*].
1.6Consents. Notwithstanding any provision in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Specified Contract or any other Specified Asset listed in Schedule 1.6 that is not assignable or transferable without the consent of any Person (other than Seller, Purchaser or any of their respective Affiliates) to the extent that such consent shall not have been given prior to the Closing (each, a “Nonassigned Asset”); provided, however, that Seller shall use commercially reasonable efforts to obtain, and Purchaser shall use commercially reasonable efforts to assist and cooperate with Seller, in connection therewith, all necessary consents to the assignment and transfer of each Nonassigned Asset; provided, further, that none of Seller, Purchaser or any of their respective Affiliates shall be required to pay money to any third party, commence any Legal Proceeding or offer or grant any negative concessions in connection with such efforts. With respect to any Nonassigned Asset, for a period beginning on the Closing Date and ending on the date that is six (6) months following the Closing Date, Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to provide to Purchaser substantially comparable benefits thereof and shall enforce, at the request of and for the benefit of Purchaser, and at the expense of Purchaser, any rights of Seller or its Specified Affiliates arising thereunder against any Person, including the right to seek any available remedies or to elect to terminate in accordance with the terms thereof upon the advice of Purchaser.
1.7Purchase Price. As consideration for the sale of the Specified Assets to Purchaser, at the Closing:
(a)Pursuant to the wire instructions provided to Purchaser, Purchaser will pay to Seller (without deduction or setoff of any nature) by wire transfer of immediately available funds, a nonrefundable, noncreditable payment of $7,500,000 (the “Purchase Price”), subject to the Purchase Price Adjustment in Section 4.6(d);
(b)Purchaser will assume the Assumed Liabilities by delivering to Seller an Assumption Agreement substantially in the form of Exhibit B (the “Assumption Agreement”);
1.8Excluded Liabilities. The Parties acknowledge and agree that Purchaser will not assume any liabilities of Seller or the Specified Affiliates other than Assumed Liabilities, and that Seller or the Specified Affiliates, as applicable, will remain responsible for all the liabilities of Seller or the Specified Affiliates, as applicable, other than the Assumed Liabilities (such liabilities, “Excluded Liabilities”). Excluded Liabilities will also include, and Purchaser will not assume as an Assumed Liability, the following liabilities:
(a)All liabilities for (i) Taxes (x) of Seller or (y) with respect to the Specified Assets or the Specified Business solely for any Pre-Closing Tax Period or pre-closing portion of any Straddle Period (as determined pursuant to Section 1.10(a) and (ii) Seller’s portion of Transfer Taxes payable pursuant to Section 1.9;
(b)All liabilities, obligations or commitments relating to the patient assistance program and any other patient assistance or support program covering the Specified Products, including the sale of any Specified Products at reduced prices pursuant to such programs from and after Closing pursuant to commitments made prior to Closing;
(c)Any liability of Seller or any of its Affiliates under this Agreement and any other Ancillary Agreement or agreement entered into by Seller or its Affiliates in connection with the transactions contemplated by this Agreement, and any liability of Seller or any of its Affiliates for expenses and fees arising out of the negotiation, preparation, approval or authorization of this Agreement or the consummation (or preparation for the consummation) of the transactions contemplated hereby (including all attorneys’ and accountants’ fees and brokerage fees (if any));

(d)Any liability, obligation or commitment of Seller or any of its Affiliates, including liabilities for (i) product liability, (ii) liability for adverse reactions, liability for recalls, liability for product and packaging complaints, whether direct or as a result of successor liability, (iii) death or personal injury, (iv) infringement or misappropriation; in each case arising prior to, on or after the Closing Date to the extent arising out of any unit of Specified Product that was sold prior to the Closing Date;
(e)Any liability, obligation or commitment arising prior to the Closing Date by reason of any violation or alleged violation of any Legal Requirement prior to the Closing Date by Seller or its Affiliates, in each case, to the extent arising out of Seller’s and its Affiliates’ use, ownership or operation of the Specified Business or sale of Specified Product prior to the Closing Date; and
(f)Any accounts payable relating to the operation of the Specified Business by Seller or any of its Affiliates prior to the Closing Date.
1.9Sales and Transfer Taxes. Seller will bear and pay any sales, use, value added, transfer, documentary charges, stamp, recording fees, filing fees or similar Taxes, charges, fees or expenses (including any interest, penalties or additions thereto) that are payable in connection with the sale of the Specified Assets to Purchaser (collectively, “Transfer Taxes”), the assumption by Purchaser of the Assumed Liabilities or any of the other transactions contemplated by this Agreement. Purchaser shall at its own expense prepare and file all related Tax Returns, and if required by applicable Legal Requirements, Seller shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation; provided, however, that Seller shall only be required to join the execution of such Tax Returns if Seller is reasonably satisfied with the form and content of such Tax Returns or other documentation.
1.10Allocation of Purchase Price; Allocation of Taxes.
(a)The Parties agree that consideration referred to in Section 1.7 (including the Assumed Liabilities to the extent properly taken into account under Section 1060 of the Code and any other consideration for Tax purposes) will be allocated amongst the Specified Assets and the Ancillary Agreements as set forth in Schedule 1.10(a) (the “Allocation”). The Seller shall prepare the Allocation consistent with the principles set forth on Schedule 1.10(a) and shall deliver such allocation to the Buyer within ninety (90) days after the Closing Date. Within thirty (30) days following delivery of such Allocation, the Buyer may deliver written comments to the Seller and the Seller shall consider in good faith any written comments timely provided by the Buyer. The Seller shall prepare any adjustments required to the allocation pursuant to this Agreement. The Buyer shall timely and properly prepare, execute, file and deliver all such documents, forms and other information as the Seller may reasonably request to prepare the Allocation and any adjustments thereto.
(b)The Allocation will be conclusive and binding upon the Parties for Tax purposes, and no Party will make any statement or declaration to any taxing authority (including on any Tax Return) or take or permit any of its Affiliates or representatives to take any position on any Tax Return, with any taxing authority or in any judicial Tax proceeding that is inconsistent with the Allocation unless required by a determination within the meaning of Section 1313 of the

Code (or analogous provision of state, local or non-U.S. Legal Requirement). Each Party will timely notify the other Parties, and will timely provide the other Parties with reasonable assistance (at the cost of the requesting Party), to defend the Allocation in the event of an examination, audit or other proceeding regarding the Allocation provided, that this shall not prevent a Party from settling audits or other Tax proceedings.
(c)Except as otherwise provided in Section 1.9, all real property Taxes, personal property Taxes, and similar ad valorem obligations or Taxes, if any, levied with respect to the Specified Assets for a taxable period that includes (but does not end on) the Closing Date (the “Straddle Period”) shall be apportioned as follows: (i) Seller shall be apportioned an amount equal to the total amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period and (ii) Buyer shall be apportioned an amount equal to the excess of the total amount of such Tax for the entire Straddle Period over the amount determined in clause (i) hereof. Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, and Purchaser shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period as determined pursuant to this Section 1.10(c).
(d)Purchaser shall not make any Tax withholding from the Purchase Price or any other consideration that is paid (or deemed paid) to Seller pursuant to Section 1.7, except as required by applicable Legal Requirements. To the extent that amounts are withheld or deducted for Taxes by Purchaser, such amounts shall be delivered by Purchaser, as applicable, to the appropriate taxing authority. To the extent the Purchaser or its Affiliates, as applicable, determines that any Tax withholding is required pursuant to this Agreement or any Ancillary Agreement, then prior to deducting and withholding any such amounts (and in any event no later than five (5) Business Days prior to making any payment hereunder), the Purchaser or its Affiliates, as applicable, shall notify the payee of any amounts that the Purchaser, its Affiliates, or any other applicable withholding agent, as applicable, intends to withhold from any payments hereunder and provide the payee with reasonable support for the basis of such withholding. The parties shall reasonably cooperate with each other, as and to the extent reasonably requested by the other party, to minimize or eliminate any potential deductions and withholdings pursuant to this Agreement or any Ancillary Agreement. As promptly as possible after the date Purchaser delivers any applicable withholding Taxes (pursuant to this Section 1.10(d)) to the appropriate taxing authority, Purchaser shall provide Seller with certified copies of Tax receipts evidencing such payment or other evidence of such payments reasonably satisfactory to Seller.
(e)On or no more than thirty (30) days prior to the Closing Date, U.S. Seller shall deliver a certification of non-foreign status dated as of the Closing Date in form and substance reasonably satisfactory to Purchaser and conforming to the requirements of Treasury Regulation section 1.1445-2(b)(2)(i).
1.11Ancillary Agreements. At the Closing, the Parties will enter into the following additional agreements (the “Ancillary Agreements”):
(a)the Assumption Agreement substantially in the form of Exhibit B;

(b)Bill of Sale substantially in the form of Exhibit C;
(c)Patent and Trademark Assignment Agreements substantially in the forms of Exhibit D;
(d)a Transition Services Agreement substantially in the form of Exhibit E;
(e)the Purchaser FDA Transfer Letter substantially in the form of Exhibit F;
(f)the Seller FDA Transfer Letter substantially in the form of Exhibit G;
(g)the Commercial Supply Agreement substantially in the form of Exhibit H; and
(h)the Quality Agreement substantially in the form of Exhibit I.
1.12Closing. The closing of the purchase of the Specified Assets by Purchaser (the “Closing”) will take place through the exchange of documents and the delivery of the Purchase Price and the Specified Assets at a mutually agreed time and on the date that will be the latest of (a) two Business Days after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 5 and Section 6 (other than those conditions that by their nature are to be satisfied at the Closing), (b) thirty-five (35) days following the date of this Agreement (provided that the conditions set forth in Section 5 and Section 6 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), and (c) such other date as Purchaser and Seller may agree to in writing. For purposes of this Agreement, “Closing Date” means the date as of which the Closing actually takes place.
1.13Later Discovered Contracts. For a period of 180 days following the Closing Date, in the event that there are any contracts that relate solely to the Specified Business that would have been transferred to Purchaser as part of this Agreement but for the fact that such contract was not discovered until after the Closing Date (each, a “Later Discovered Contract”), to the extent permitted under the terms and conditions of such Later Discovered Contract and applicable Legal Requirements, Seller agrees to cooperate in assigning to Purchaser such Later Discovered Contract or the applicable rights or obligations under such Later Discovered Contract at the reasonable request of Purchaser.
1.14Covenant Not to Sue. Seller will not, and will so cause its Affiliates not to sue, or assert any claim or counterclaim against Purchaser or its Affiliates or their respective sublicensees that claims or otherwise asserts that Purchaser or its Affiliates or their respective sublicensees is or are liable for infringing any Seller IP Rights in connection with the exploitation of the Specified Products or any other product that is owned or controlled by Purchaser or its Affiliates as of the Closing Date that contains amantadine as one of its active pharmaceutical ingredients in any country or region.
1.15Possession. Seller shall (a) place Purchaser in actual possession and operating control of all Specified Assets that are tangible assets (other than the Specified Product Tooling, possession of which is to be retained by Seller or its Affiliates in order to continue to manufacture the Specified Products in accordance with the Commercial Supply Agreement), including any documents within the Specified Assets that are not in electronic form; (b) deliver to Purchaser in electronic form all other documents included in the Specified Assets; (c) cause its patent counsel to deliver promptly all patent files for all Patent Rights included in the Specified Assets as reasonably directed by Purchaser; and (d) deliver possession of all remaining Specified Assets and in any event, unless as otherwise agreed by the Parties, including under the Transition Services Agreement, at Closing or as soon as reasonably practicable following the Closing.
2.Representations and Warranties of Seller.
Seller represents and warrants, as of the Effective Date and the Closing Date, to Purchaser that:
2.1Organization. Seller is (a) a Delaware Limited Liability Company and (b) a corporation organized under the laws of Hungary, in each case, duly organized, validly existing, and in good standing under the laws of each jurisdiction of its organization and, where applicable, each jurisdiction in which its ownership of the Specified Assets or operation of the Specified Business so requires, and has the requisite company power and authority to own, use, and operate the Specified Assets except where such failure would not have a material adverse effect on the value of the Specified Assets taken as a wholeexcept as disclosed on Part 2.1 of the Disclosure Schedule. Each Specified Affiliate is an entity duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization and has requisite company power and authority to own, use, and operate the Specified Assets except where such failure would not have a material adverse effect on the value of the Specified Assets taken as a whole.
2.2Title to Assets. Seller and each Specified Affiliate, as applicable, has, and at the Closing, will deliver to Purchaser, good, marketable and valid title to the Specified Assets, free and clear of any Liens, except for: (i) Liens for current Taxes (1) not yet due and payable or (2) that are being contested in good faith through appropriate proceedings and for which adequate reserves have been established; (ii) Liens referred to in the Specified Contracts; and (iii) statutory or common law Liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like Liens, arising in the ordinary course of business (the items referred to in the preceding clauses “(i)” through “(iii)” are collectively referred to herein as the “Permitted Liens”). The Specified Assets include all of the tangible and intangible assets, properties and rights, of any nature whatsoever, in the possession of and under the control of Seller or any Specified Affiliate as of the Closing Date that are solely related to the Specified Products and used by the Seller to conduct the Specified Business as conducted as of the Closing Date, other than commercially available software products under standard end-user object code license agreements and except as set forth on Part 2.2 of the Disclosure Schedule. Seller has not received notice in writing or, to the Knowledge of Seller, oral notice that any Person has asserted a claim of ownership or right of possession or use in and to any of the Specified Product, the Specified Business or the Specified Assets, other than Permitted Liens.
2.3Intellectual Property.
(a)Definitions. For purposes of this Agreement, the following terms shall be defined as follows:

(i)“Copyrights” means all copyrights and copyrightable works (including databases and other compilations of information, mask works and semiconductor chip rights), including all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights and rights of ownership of copyrightable works, and all registrations and rights to register and obtain renewals and extensions of registration, together with all other interests accruing by reason of international copyright.
(ii)“IP Rights” means any and all of the following in any country or region: (A) Copyrights, Patent Rights, Trademark Rights, trade secrets, domain name registrations, moral rights, know-how and other intellectual property rights; and (B) the right (whether at law, in equity, by contract or otherwise) to enjoy or otherwise exploit any of the foregoing, including the rights to sue for and remedies against past, present and future infringements or misappropriations of any or all of the foregoing, and rights of priority and protection of interests therein under the laws in any jurisdiction worldwide.
(iii)“Seller IP Rights” means all IP Rights in which Seller or its Affiliates (other than Acquirors) have an ownership interest and that would be infringed, misappropriated, or otherwise violated by the sale, marketing, distribution or use of any of the Specified Products.
(iv)“Patent Rights” means all invention disclosure documents, issued patents (including national, regional and international utility, utility model, plant and design patents, and certificates of invention), patent applications (including additions, provisional applications, as well as continuation, continuation-in-part, divisionals, continued prosecution applications, reissues, and re-examination applications and any patent applications that claim priority to, or the benefit of, pending patent applications), registrations, applications for registrations and any term extension or other action by a Governmental Entity that provides rights beyond the original expiration date of any of the foregoing (including patent term adjustments, patent term extensions, supplementary protection certificates and the like).
(v)“Trademark Rights” means all trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registration of trade names, service names, brand names, trade dress rights, logos, taglines, slogans, Internet domain names and Internet domain name registrations and web addresses, together with the goodwill associated with any of the foregoing; and including all intent to use any of the foregoing if not registered or subject to a pending application
(b)Registered IP. Part 2.3(b) of the Disclosure Schedule sets forth a true, complete and accurate list of all of the Patent Rights and all registered Trademark Rights (or Trademark Rights for which applications for registration have been filed) owned by Seller or any Specified Affiliates that claim, cover or are embodied in, or are otherwise necessary for the sale, marketing, distribution or use of, any of the Specified Products as of the date of this Agreement, setting forth the current owner, the respective application, registration or filing number, and all expiration dates of such applications, registrations or filings.

(c)Inbound Licenses and Rights. There are no agreements in effect as of the Closing Date under which any third party has licensed or sublicensed (exclusively or non-exclusively), granted or conveyed to Seller or any Specified Affiliates any right, title or interest in or to any IP Rights, Patent Rights or registered Trademark Rights (or Trademark Rights for which applications for registration have been filed) which claim, cover or are embodied in, or are otherwise necessary for the manufacture, sale, marketing, distribution or use of, any of the Specified Product or are otherwise material to the manufacture, marketing or sale of the Specified Product as being currently conducted, other than “shrink wrap” or “click through” license agreements accompanying widely available computer software that have not been modified or customized for Seller or any Specified Affiliate.
(d)Ownership. Seller or a Specified Affiliate owns or co-owns the Specified IP Rights, free and clear of all Liens (other than Permitted Liens), except the Liens listed in Part 2.3(d) of the Disclosure Schedule, which Liens shall be cleared upon Closing. No Person, including the U.S. Patent and Trademark Office is making an adverse claim of ownership to the Specified IP Rights or is challenging the right, title or interest of Seller or any Specified Affiliate in, to or under any Specified IP Rights, or the validity or enforceability of any Patent Rights included in the Specified IP Rights. There is no opposition, cancellation, proceeding, objection or claim pending with regard to any Specified IP Rights, other than patent and trademark application examination proceedings before the U.S. Patent and Trademark Office. The Specified IP Rights are not subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Entity adversely affecting the use thereof by Seller or the Specified Affiliates or their rights thereto.
(e)Protection of IP Rights. To Seller’s Knowledge, Seller and the Specified Affiliates have taken reasonable measures to protect and maintain the material Product Know-How within Specified IP Rights that constitutes Trade Secrets. To Seller’s Knowledge, all current and former officers and employees of, and consultants and independent contractors to, Seller and the Specified Affiliates who have contributed to the creation or development of any Specified IP Rights have executed and delivered to Seller or a Specified Affiliate an agreement regarding the protection of proprietary information and the assignment or license to Seller or a Specified Affiliate, as applicable, of any Specified IP Rights arising from services performed for Seller or a Specified Affiliate, by such persons.
(f)No Infringement of Third Party IP. Except as set forth in Part 2.3(f) of the Disclosure Schedule, and without regard to the Infringement Litigation, to Seller’s Knowledge, the Specified Product does not infringe, misappropriate, or violate any valid and enforceable IP Rights of any other Person. Other than in connection with the Infringement Litigation, neither Seller nor any Specified Affiliates has received any written charge, complaint, claim, demand, notice or other written communication from any Person alleging that it is infringing, misappropriating, or violating any IP Rights of such Person in connection with any of the Specified Product or the conduct of the Specified Business.
(g)No Third Party Infringement of Specified IP Rights. To the Knowledge of Seller, no Specified IP Rights are being infringed, misappropriated or violated by any Third Party.

(h)Royalty Obligations. Neither Seller nor any Specified Affiliate is obligated to pay to any Third Party any royalties, fees, commissions or other amounts for the use by Seller or any Specified Affiliate of any Specified IP Rights.
(i)Effects of this Transaction. Neither the execution, delivery or performance of this Agreement or the Ancillary Agreements nor the consummation of any of the transactions contemplated by this Agreement or any Ancillary Agreement will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) the release, disclosure or delivery of any Specified IP Rights by or to any escrow agent or other Person; (ii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Specified IP Rights; or (iii) by the terms of any Specified Contract, a reduction of payments Seller or a Specified Affiliate would otherwise be entitled to with respect to any Specified IP Rights.
2.4Specified Contracts.
(a)Seller has made available to Purchaser true, correct and complete copies of each of the Specified Contracts set forth on Schedule 1.1(b).
(b)Each Specified Contract is, to the Knowledge of Seller, in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of each party thereto, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (the “Bankruptcy, Equity and Indemnity Exception”).
(c)Neither Seller nor any of its Affiliates is in material breach of any Specified Contract, and, to the Knowledge of Seller, no other party to any such contract is in material breach of such contract and no event has occurred that, with the giving of notice or lapse of time or both, would constitute a material breach or default thereunder (nor, to the Knowledge of Seller, does there exist any condition that, upon the passage of time or the giving of notice or both, would reasonably be expected to cause such a material breach or default thereunder or permit termination, material modification, loss of any material benefit, or acceleration of any material obligations of Seller or its Affiliates pursuant thereto). During the past two years, Seller has not provided to or received from any other party to a Specified Contract written notice of any such alleged default. Seller has not given any written notice to a third party that is a party to any Specified Contract that it intends to terminate such Specified Contract and has not received any written notice from any such third party stating that such third party intends to terminate any Specified Contract
2.5Compliance with Legal Requirements.
(a)With respect to the Specified Product, Specified Assets and Specified Business, Seller and its Affiliates have been in compliance in all material respects with all Legal Requirements. Seller and its Affiliates have not received any written communication from any Governmental Entity or any written notice, claim, request for information or complaint from any other Person alleging any failure to comply with or any liability under any Legal Requirement relating to the Specified Product, Specified Assets, or the Specified Business, and to the

Knowledge of Seller no such written notice, claim, request for information or complaint is pending or threatened.
(b)Neither Seller or any of its Affiliates, or, to the Knowledge of Seller, the Seller or any of its Affiliate’s employees or other representatives (a) has used or is using any funds for any unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses; (b) has made any direct or indirect unlawful payments to any foreign or domestic Governmental Entity; (c) has violated and is not violating any Anti-Corruption Laws; (d) has established or maintained, or is maintaining, any unlawful or unrecorded fund of monies or other properties; (e) has made, or is making, any false or fictitious entries on its accounting books and records; (f) has made, or is making, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature, or has paid, or is paying, any fee, commission or other payment that has not been properly recorded on its accounting books and records as required by the Anti-Corruption Laws; or (g) has otherwise given or received anything of value to or from any official of any Governmental Entity, an intermediary for payment to any individual including officials of any Governmental Entity, any political party or customer for the purpose of obtaining or retaining business.
(c)Seller holds all material Authorizations issued by or on behalf of any Governmental Entity necessary to own, lease or operate the Specified Assets and conduct the Specified Business as it is currently being conducted and in which the Specified Business has been conducted during the 12 months prior to the date of this Agreement (the “Permits”). Any such Permits held by Seller are currently in full force and effect. Seller and its Affiliates are in compliance in all material respects with all terms and conditions of such Permits, and with all other applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in applicable Legal Requirements.
(d)Seller has made available to Purchaser copies of any environmental reports, audits, permits, licenses, registrations and other environmental, health or safety documents relating to the Specified Assets or Specified Product that are in Seller’s possession or control.
2.6Regulatory Matters.
(a)Except as otherwise provided in this Section 2.6, each of the Specified Product is being or has been researched, developed, tested, manufactured, packaged, labeled, handled, stored, supplied, distributed, marketed, commercialized, imported, exported, and sold in compliance in all material respects with all applicable Health Laws, except, in each case, where such failure would not have a material adverse effect on the value of the Specified Assets taken as a whole.
(b)The Specified Authorizations are current and in full force and effect, and no suspension, revocation, or cancellation of such Specified Authorizations is pending or threatened in writing. Seller has made available to Purchaser true and complete copies of all material governmental correspondence (including copies of official notices, citations or decisions) in the files of Seller or the Specified Affiliates relating to the Specified Authorizations.

(c)Seller has made available to Purchaser complete and correct copies of each Specified Authorization.
(d)Neither Seller nor any of its Affiliates or, to the Knowledge of Seller, any of their officer or employees, has received any written communication from FDA or any other Governmental Entity (including any warning letter or untitled letter) that alleges that the Specified Business is not in compliance with any applicable requirements under the Health Laws, except, in each case, where such allegation would not have a material adverse effect on the value of the Specified Assets taken as a whole.
(e)There are no, and since February 16, 2018, have not been, any investigations, suits, claims, actions or other Legal Proceeding pending or threatened in writing against Seller or, to the Knowledge of Seller, any Specified Affiliate relating to the Specified Product and arising under applicable Health Laws. Neither Seller, nor to the Knowledge of Seller, any of its officers, employees or Specified Affiliates has been, or is currently, subject to any enforcement proceedings by the FDA or any other Governmental Entity as relates to the Specified Business. Since February 16, 2018, there has not been and there is not now in effect any Form FDA 483 observation, civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, proceeding or request for information pending regarding the Specified Product against Seller or, to Seller’s Knowledge, any of its officers, employees or Specified Affiliates, and Seller has no current liability (whether actual or contingent) for failure to comply with the applicable Health Laws with respect to the operation of the Specified Business.
(f)Seller and the Specified Affiliates have maintained records relating to the research, development, testing, manufacture, handling, Labeling, packaging, storage, supply, promotion, distribution, marketing, commercialization, import, export, and sale of the Specified Products in material compliance with the applicable Health Laws, except, in each case, where any failure to do so would not have a material adverse effect on the value of the Specified Assets taken as a whole. Since February 16, 2018, Seller and the Specified Affiliates have submitted to the FDA and other Governmental Entities all required material notices and annual or other reports for the Specified Product, except, in each case, where any failure to do so would not have a material adverse effect on the value of the Specified Assets taken as a whole.
(g)Neither Seller, nor to the Knowledge of Seller any of its officers, employees, agents, or Specified Affiliates, has made an untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke the FDA Application Integrity Policy respecting “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities,” set forth in FDA’s Compliance Policy Guide Sec. 120.100 (CPG 7150.09) or any similar policy, in each case as related to the Specified Product.
(h)All manufacturing operations relating to the Specified Product conducted by or, to the Seller’s Knowledge, on behalf of, Seller are being, and for three (3) years prior to the

Effective Date, have been, conducted in compliance with applicable provisions of Current Good Manufacturing Practice requirements as set forth in 21 U.S.C. § 351(a)(2)(B), 21 C.F.R. Parts 210 and 211, except, in each case, where any failure to do so would not have a material adverse effect on the value of the Specified Assets taken as a whole. The Specified Product has not been voluntarily recalled, suspended, or discontinued by Seller at the request of the FDA or any other Governmental Entity, nor has Seller received any written notice from FDA or any other Governmental Entity that it has commenced, or threatened to initiate, any action to withdraw approval, place sales or marketing restrictions on, or request the recall of any of the Specified Products, or that it has commenced or threatened to initiate any action to enjoin or place restrictions on the production of any of the Specified Products.
(i)All pre-clinical and clinical studies relating to the Specified Products conducted by or on behalf of Seller have been conducted in compliance with the applicable requirements of the FDA’s Good Laboratory Practice and Good Clinical Practice requirements, including regulations under 21 C.F.R. Parts 50, 54, 56, 58, 312 and applicable guidance documents, as amended from time to time, the Animal Welfare Act, and all applicable similar Legal Requirements, except, in each case, where any failure to do so would not have a material adverse effect on the value of the Specified Assets taken as a whole. Seller has not received any written notice that the FDA, any other Governmental Entity, or any institutional review board has recommended, initiated or threatened to initiate any action to suspend or terminate any clinical trial sponsored by Seller of the Specified Products.
(j)Seller, and to the Knowledge of Seller, its officers, employees, agents and Specified Affiliates have, since February 16, 2018 promoted the Specified Products in compliance with all applicable Health Laws and other Legal Requirements, except, in each case, where any failure to do so would not have a material adverse effect on the value of the Specified Assets taken as a whole. Neither Seller, nor any of its officers, employees, agents or Specified Affiliates have received any written notice, civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, proceeding or request for information from FDA or any Governmental Entity pending or in effect against Seller or any of its officers and employees concerning noncompliance with Health Laws and other Legal Requirements with regard to promotion of the Specified Product.
(k)Neither Seller nor, to the Knowledge of Seller, its officers, employees, agents, contractors, and Specified Affiliates, in each case, involved in the conduct of the Specified Business, have (i) been debarred or have been convicted of any crime or engaged in any conduct that did result in debarment under 21 U.S.C. § 335a or disqualification as a clinical investigator under 21 C.F.R. § 312.70 or any similar Legal Requirements or (ii) been excluded or convicted of any crime which would reasonably be expected to result in being excluded from participating in the Federal health care programs under Section 1128 of the Social Security Act of 1935, as amended, or any similar Legal Requirements. Neither Seller nor, to the Knowledge of Seller, any of its Affiliates is a party to a corporate integrity agreement in relation to the Specified Business.
2.7Legal Proceedings. Except as set forth in Part 2.7 of the Disclosure Schedule, there is no and since February 16, 2018, there has been no lawsuit or other material Legal Proceeding pending or, to the Knowledge of Seller, being overtly and specifically threatened against Seller or any of its Affiliates, in each case, that (a) involves the Specified Assets or the Specified Business; or (b) challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the sale of the Specified Assets or any of the transactions contemplated by this Agreement or the Ancillary Agreements. There is no and during the past three years there have been no orders or judgments of a Governmental Entity to which Seller or any of its Affiliates is subject in respect of the Specified Business or the Specified Assets.
2.8Non-Contravention; Consents.
(a)The execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which it is a party and the sale of the Specified Assets by Seller and the Specified Affiliates to Purchaser will not: (i) conflict with or result in a breach of the organizational documents of Seller or the Specified Affiliates; (ii) materially contravene or result in a material violation or breach of any Legal Requirement applicable to the Specified Assets, any Specified Contract, or Seller or any of its Affiliates; (iii) result in the loss of or imposition of any Lien upon any of the Specified Assets (except for the Permitted Liens); or (iv) materially contravene, result in the material violation or breach of, constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Seller or any of its Affiliates under any Specified Contracts and that would not be material to the Specified Business or Specified Assets. Except as set forth in Part 2.8(b) of the Disclosure Schedule, neither Seller nor any Specified Affiliate is required to obtain any Consent from any Person, under any material Specified Contract, at or prior to the Closing in connection with the execution and delivery of this Agreement or the Ancillary Agreements or the sale of the Specified Assets to Purchaser.
(b)Other than as set forth on Part 2.8(b) of the Disclosure Schedule, no material notice to, filing with, Authorization of, exemption by, or Consent of any Governmental Entity is required for Seller or the Specified Affiliates to transfer the Specified Assets to Purchaser and otherwise consummate the transactions contemplated hereunder.
2.9Authority; Binding Nature of Agreement. Seller has all necessary limited liability company or corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party; and the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which it is a party have been duly authorized by all necessary action on the part of Seller and its board of directors. This Agreement constitutes, and, upon execution thereof, each of the Ancillary Agreements to which Purchaser is a party will constitute, the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to the Bankruptcy, Equity and Indemnity Exception.
2.10Inventory. The Specified Inventory is saleable or usable in the ordinary course of business, subject to its shelf life, and with respect to such inventory that is finished product inventory, such inventory: (a) [*]. Part 2.10 of the Disclosure Schedule contains a list and description of each lot of the Specified Inventory, whether held by Seller or by a Third Party on behalf of Seller, in each case with its expiry, batch number, strength and quantity. To Seller’s Knowledge, Seller has not (a) intentionally induced or encouraged or attempted to induce or encourage any customers (including wholesalers and distributors) to purchase or maintain inventory of the Specified Products in quantities in excess of their current needs, (b) shipped Specified Products to customers substantially in excess of historic levels or otherwise, through special payment incentives or otherwise, or (c) changed any practice which would reasonably be expected to result in decreased orders from customers, as compared to the normal historical orders from such customers. To the Knowledge of Seller, there exists no build-up of any customer’s inventory level beyond such customer’s normal historical inventory level.
2.11Taxes.
(a)Seller and the Specified Affiliates have paid all material Taxes required to be paid by it, the non-payment of which could reasonably be expected to result in (i) a Lien on any Specified Asset or (ii) Purchaser becoming liable or responsible therefor (other than pursuant to this Agreement). There are no Liens with respect to Taxes upon any of the Specified Assets other than Permitted Liens.
(b)Seller and the Specified Affiliates have filed all material Tax Returns that are required to be filed by them (taking into account any extensions of time to file) with respect to the Specified Assets. Insofar as such Tax Returns related to the Specified Assets, such Tax Returns were true, correct and complete in all material respects and were prepared in material compliance with all applicable Legal Requirements. To the Knowledge of Seller, no proposed adjustment, audit or administrative or judicial proceeding is pending or threatened in writing with respect to any Tax or Tax Return relating to any of the Specified Assets in cases where an adverse outcome with respect to such adjustment or proceeding could result in a Lien on a Specified Asset or result in Purchaser or any of its Affiliates having any liability therefor other than pursuant to this Agreement.
(c)This Section 2.11 contains the sole representations and warranties with respect to any Tax matters and no representation in this Section 2.11 shall be with respect to the availability or use of any Tax attribute or Tax credit in any taxable period (or portion thereof) beginning after the Closing Date.
2.12Brokers. No broker, finder or other third party has any right to a commission or other fee as the result of any arrangement or agreement by or on behalf of Seller in connection with this Agreement or any of the transactions contemplated hereunder.
2.13Related Party Transactions. Except as set forth in Part 2.13 of the Disclosure Schedule, to the Knowledge of Seller there are no obligations of Seller relating to the Specified Contracts with, current or former officers, directors, equityholders or employees of Seller or family members other than (a) for payment of ordinary course salaries and bonuses for services rendered, and (b) reimbursement of customary and reasonable expenses incurred on behalf of Seller. To the Knowledge of Seller, no officer, director, equityholder or employee of Seller or their respective Affiliates is directly or indirectly interested in any Specified Contract other than the Specified Affiliate that is a party to any Specified Contract. Except as set forth in Part 2.13 of the Disclosure Schedule, to the Knowledge of Seller, neither Seller nor any of its Affiliates, directors, officers or employees possess, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person that is a material supplier, distributor, customer, contractor, lessor, lessee or competitor with respect to the Specified Business of Seller and its Affiliates.

2.14Suppliers. Part 2.14(a) of the Disclosure Schedule lists all material suppliers (collectively, the “Significant Suppliers”) to the Specified Business (other than those suppliers providing legal, accounting or tax services to the Specified Business), that are the sole source of supply, of raw materials, supplies, and other goods for the Specified Business for the twelve (12) month period ended December 31, 2020. Except as set forth on Part 2.14(b) of the Disclosure Schedule, Seller has not received any indication from any Significant Supplier stating that such supplier will stop, or materially decrease the rate of supplying materials, supplies or other goods to Seller with respect to the Specified Business.
2.15Prescribing Institutions or Healthcare Providers. Part 2.15 of the Disclosure Schedules sets forth a list of Seller’s prescribing institutions or healthcare providers (the “Significant Prescribing Institutions or Healthcare Providers”) of the Specified Business for the twelve (12) months ended December 31, 2019, and for the nine-month period September 30, 2020. Seller has not received any written notice from any Significant Prescribing Institutions or Healthcare Providers stating that such customer will stop, or materially decrease the rate of, buying products or services from the Specified Business.
2.16Absence of Certain Developments. Except as expressly contemplated by this Agreement or as set forth on Part 2.16 of the Disclosure Schedule, since February 16, 2018, (a) Seller has conducted its Specified Business only in the ordinary course of business consistent with past practice, and (b) there have not been any events, facts, conditions, occurrences, effects or changes that have resulted, individually or in the aggregate, in a Specified Product Material Adverse Effect.
2.17Product Liability. Except as set forth on Part 2.17 of the Disclosure Schedule, no product liability, recall or warranty claim (whether based in contract or tort and whether relating to personal injury, including death, property damage or economic loss) is pending and no product liability claim has been settled, terminated or received by Seller in the prior three years and, to the Knowledge of Seller, no such claims have been threatened in writing against Seller, in each case relating to, or arising from, the manufacture, sale or use of any of the Specified Products. There is no judgment, order or decree outstanding against Seller relating to product liability claims with respect to any of the Specified Products.
2.18No Other Representations or Warranties. Except for any representations and warranties set forth in this Section 2, Seller expressly disclaims any representation or warranty of any kind or nature, express or implied, as to the liabilities, operations, condition, value or quality (financial and otherwise) of the Specified Assets, Specified Business or Specified Products. No material or information provided by or communications made by Seller or any Affiliate of Seller or their respective representatives, including any oral, written or electronic response to any information request provided to Purchaser, will cause or create any warranty, express or implied, as to the liabilities, operations, condition, value or quality of the Specified Assets, Specified Business or Specified Products, except as otherwise expressly set forth herein. The representations and warranties set forth in this Section 2 constitute the sole and exclusive representations and warranties of Seller in connection with the Specified Assets, Specified Business or Specified Products and the transactions contemplated by this Agreement, and any representations or warranties implied by law shall be excluded.

3.Representations and Warranties of Purchaser.
Purchaser hereby represents and warrants, as of the Effective Date and the Closing Date, to Seller as follows:
3.1Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has requisite corporate power and authority to conduct its business as it is now being conducted.
3.2Authority; Binding Nature of Agreement. Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, the Assumption Agreement and the other Ancillary Agreements to which it is a party, and to perform its obligations hereunder and thereunder; and the execution, delivery and performance by Purchaser of this Agreement, the Assumption Agreement and the other Ancillary Agreements to which it is a party have been duly authorized by all necessary action on the part of Purchaser and its board of directors. Purchaser has provided to Seller a copy of the resolutions of the board of directors of Purchaser authorizing the execution, delivery and performance by Purchaser of this Agreement, the Assumption Agreement and the Ancillary Agreements. No vote of the holders of Purchaser equity interests is required to authorize the purchase by Purchaser of the Specified Assets, or any of the other transactions contemplated by this Agreement. This Agreement constitutes, and, upon execution thereof, each of the Assumption Agreement and the other Ancillary Agreements to which it is a party will constitute, the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Bankruptcy, Equity and Indemnity Exception.
3.3Non-Contravention; Consents.
(a)Neither the execution, delivery or performance of this Agreement, the Assumption Agreement or any of the other Ancillary Agreements, nor the consummation of any of the transactions contemplated by this Agreement, the Assumption Agreement or any of the other Ancillary Agreements, will (i) conflict with or result in any violation of any provision of the certificate of formation, operating agreement or other charter or organizational documents of Purchaser; (ii) result in a breach or default by Purchaser under any material contract to which Purchaser is a party; (iii) result in a violation of any Legal Requirement or order to which Purchaser is subject; or (iv) result in the creation of a Lien on any material asset of Purchaser (except for Permitted Liens). Purchaser is not and will not be required to obtain any Consent from any Person in connection with the execution, delivery or performance of this Agreement, the Assumption Agreement or any of the other Ancillary Agreements or the consummation of any of the transactions contemplated by this Agreement or thereby.
(b)No material notice to, filing with, Authorization of, exemption by, or Consent of any Governmental Entity is required for Purchaser to acquire the Specified Assets from Seller or the Specified Affiliates and to otherwise consummate the transactions contemplated hereunder.
3.4Legal Proceedings. There is no lawsuit or other Legal Proceeding pending or, to Purchaser’s knowledge, being threatened against Purchaser as of the date of this Agreement that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the purchase of the Specified Assets or any of the transactions contemplated by this Agreement or the Ancillary Agreements.
3.5Brokers. No broker, finder or other third party has any right to a commission or other fee as the result of action by or on behalf of Purchaser in connection with this Agreement or any of the transactions contemplated hereunder.
4.Covenants.
4.1Conduct of Business. Except as approved in writing by Purchaser, during the Pre-Closing Period or as required by applicable Legal Requirements:
(a)Seller will (and will cause its Affiliates to) (i) conduct the operations of the Specified Business in the ordinary course and comply with all Legal Requirements in all material respects; (ii) use commercially reasonable efforts to preserve the Specified Business, the Specified Product and their goodwill, and maintain good relations with the parties to the Specified Contracts, in each case, consistent with Seller’s past practice prior to the Effective Date; (iii) maintain its books, accounts and records exclusively related to the Specified Product and the Specified Business in accordance with past custom and practice and generally accepted accounting principles as used; and
(b)Seller will not (i) pledge, sell, lease, transfer, license or dispose or otherwise make subject to a Lien (other than any Permitted Lien) any of the Specified Assets; (ii) terminate or materially amend, grant a sublicense under or assign any of the material Specified Contracts or Specified Authorizations or enter into any new material contract that would constitute a Specified Contract at the Closing except in the ordinary course of business; (iii) waive any claims or rights of material value that relate to the Specified Business; (iv) engage in any new promotional sales or discount or other activity with customers that has or would reasonably be expected to have the effect of accelerating to pre-Closing periods sales of the Specified Product that would otherwise be reasonably expected to occur in post-Closing periods; (v) other than in the ordinary course of business (e.g., in connection with normal safety updates or annual reports), make, or materially amend, any filings with FDA or any other Governmental Entity related to the Specified Product or the Specified Business; (vi) enter into any transaction or arrangement solely related to the Specified Assets, the Specified Product or the Specified Business, including for the avoidance of doubt any new patient assistance program; or (vii) agree in writing to do any of the foregoing ((i) – (vii)).
4.2Filings, Consents and Regulatory Approvals. Subject to the terms and conditions of this Agreement, each of the Parties hereto shall (and shall cause their respective Affiliates, if applicable, to): work together to make all filings with and give all required notices to all Governmental Entities, including all applicable requirements under FDA regulation 21 C.F.R. 314.72, in connection with the transfer of the Specified Products and the Specified Authorizations. The Parties agree to use reasonable efforts to take any other actions required by the FDA or any other Governmental Entity to effect such filings, notifications and transfers. Purchaser and Seller shall file the Purchaser FDA Transfer Letter and the Seller FDA Transfer Letter, respectively, with FDA promptly, but in any event within two (2) Business Days, after the Closing.

4.3Cooperation. From and after the Closing Date, Seller shall, and shall cause its Affiliates and its employees, consultants and contractors to, provide support and cooperate reasonably with Purchaser in any Legal Proceeding challenging the validity, enforceability or scope of any Patent Rights within the Specified IP Rights owned or controlled by Purchaser that covers or is otherwise related to the research, development, manufacture, use or commercialization of the Specified Products or any Legal Proceedings relating to the enforcement of such Patent Rights within the Specified IP Rights or alleging infringement, misuse, inequitable conduct, or unclean hands against a third party that making, using, selling, offering to sell, or importing a product that is competitive with the Specified Product. Such support and cooperation shall include using reasonable efforts to make employees of Seller or its Affiliates and the inventors of any Patent Rights included in the Specified Assets available to Purchaser to support any Legal Proceedings relating to such Patent Rights or the Specified Products. Purchaser will reimburse Seller for (a) out-of-pocket costs reasonably incurred in connection with support provided by any employee of Seller and its Affiliates and (b) all costs and expenses reasonably incurred in connection with support provided by any non-employee of Seller and its Affiliates, in each case ((a) and (b)), by Seller or its Affiliates under this Section 4.3.
4.4Books and Records. From and after the Closing Date, each of Seller and Purchaser shall preserve and retain all books and records as currently maintained by Seller in the ordinary course of business and relating to the Specified Business for the longer of (i) seven years or (ii) the applicable statute of limitation, provided, that, Seller or Purchaser, as applicable, may destroy such books and records in accordance with its standard record retention policies and schedules. In connection therewith, from and after the Closing Date, each of Seller and Purchaser shall make available to the other Party, at the other Party’s expense, during normal business hours and upon reasonable prior written notice, but without unreasonably disrupting Seller or Purchaser’s business, access to such books and records (other than income Tax Returns of the Seller or its Affiliates) relating to the Specified Business necessary to permit Seller or its Affiliates or Purchaser and its Affiliates, as applicable, to respond to any third party subpoena, examination or audit.
4.5Accounts Receivable. The Parties acknowledge and agree that all Accounts Receivable outstanding on the Closing Date and arising out of sales of the Specified Products prior to the Closing Date shall remain the property of Seller or its Affiliates and may be collected solely by or for the benefit of Seller or its Affiliates subsequent to the Closing. In the event that, subsequent to the Closing, Purchaser or an Affiliate of Purchaser receives any payments from any obligor with respect to an Account Receivable, then Purchaser shall, within 30 days of receipt of such payment, remit the full amount of such payment to Seller. In the event that, subsequent to the Closing, Seller or any of its Affiliates receive any payments from any obligor with respect to an Account Receivable of Purchaser for any period after the Closing Date, then Seller shall, within 30 days of receipt of such payment, remit the full amount of such payment to Purchaser. In the case of the receipt by Seller of any payment from any obligor of both Seller and Purchaser, then, unless otherwise specified by such obligor, such payment shall be applied first to amounts owed to Seller with the excess, if any, remitted to Purchaser.
4.6Returns, Chargebacks and Rebates.
(a)Returns. As of the Closing, [*].

(b)Chargebacks. As of the Closing, [*].
(c) Rebates. As of the Closing, [*].
(d)Purchase Price Adjustment. In consideration for Purchaser’s assumption for those certain Assumed Liabilities in accordance with Section 1.4(iii), the Purchase Price shall be [*] (the “Purchase Price Adjustment”) mutually agreed upon by the Parties and set forth in Schedule 4.6.
(e)Cooperation. Following the Closing, Seller and Purchaser shall cooperate to exchange reasonable documentation concerning [*].
4.7Confidentiality.
(a)The provisions of the Confidentiality Agreement shall remain in effect until the Closing, at which point the Parties shall cause the Confidentiality Agreement to be terminated to be of no further force or effect.
(b)From and after the Closing:
(i)all Confidential Information relating solely to the Specified Products, Specified Business or Purchaser (or its Affiliates or representatives), including its contractors, suppliers, vendors, distributors and similar third parties (“Purchaser Confidential Information”) shall be used by Seller or its Affiliates solely as required to (A) perform its obligations or exercise or enforce its rights under this Agreement or any Ancillary Agreement or (B) comply with applicable law (including in connection with any legal, regulatory, judicial or administrative process) (each of (A) and (B), a “Seller Permitted Purpose”), and for no other purpose. For a period of five years after the Closing Date, Seller shall not disclose, or permit the disclosure of, any of the Purchaser Confidential Information to any Person except those Persons (x) to whom such disclosure is necessary in connection with any Seller Permitted Purpose, (y) are advised of the contents of this Article and (z) are bound to the Receiving Party by obligations of confidentiality at least as restrictive as the terms of this Article. Seller shall treat, and will cause its Affiliates and the representatives of Seller or any of its Affiliates to treat, the Purchaser Confidential Information as confidential, using the same degree of care as Seller normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care.
(ii)all Confidential Information disclosed by Seller that does not solely relate to the Specified Products or Specified Business or that otherwise relates to Seller (or its Affiliates or representatives), including its contractors, suppliers, vendors, distributors and similar third parties (the “Seller Confidential Information”) shall be used by Purchaser solely as required to (A) perform its obligations or exercise or enforce its rights under this Agreement or any Ancillary Agreement, or (B) comply with applicable law (including in connection with any legal, regulatory, judicial or administrative process) (each of (A) and (B), a “Purchaser Permitted Purpose”), and for no other purpose. For a period of five years after the Closing Date, Purchaser shall not disclose, or permit the disclosure of, any Seller Confidential Information to any Person except those Persons (x) to whom such disclosure is necessary in connection with a Purchaser

Permitted Purpose, (y) are advised of the contents of this Article and (z) are bound to the Receiving Party by obligations of confidentiality at least as restrictive as the terms of this Article. Purchaser shall treat, and will cause its Affiliates and the representatives of Purchaser or any of its Affiliates to treat, the Seller Confidential Information as confidential, using the same degree of care as Purchaser normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care.
(iii)“Confidential Information” means (i) all confidential or proprietary information disclosed by one Party (or its representatives or Affiliates) (collectively, the “Disclosing Party”) to the other Party (or its representatives or Affiliates) (collectively, the “Receiving Party”) (A) in connection with this Agreement or any Ancillary Agreement or (B) under the Confidentiality Agreement, (ii) all memoranda, notes, analyses, compilations, studies and other materials prepared by or for the Receiving Party to the extent containing or reflecting the information in the preceding clause (A) and (iii) the terms of this Agreement and each Ancillary Agreement. Notwithstanding the foregoing, Confidential Information shall not include information that, in each case, as demonstrated by competent written documentation:
(A)was already known to the Receiving Party or its Affiliates, other than (x) under an obligation of confidentiality, at the time of disclosure by the Disclosing Party or (y) by Seller (or its Affiliates or representatives) with respect to the Specified Product or the Specified Business;
(B)was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party;
(C)became generally available to the public or otherwise part of the public domain after its disclosure to the Receiving Party other than through any act or omission of the Receiving Party in breach of this Agreement or the Confidentiality Agreement;
(D)is subsequently disclosed to the Receiving Party by a third party without obligations of confidentiality with respect thereto; or
(E)is subsequently independently discovered or developed by the Receiving Party without the aid, application or use of Confidential Information.
(c)Permitted Disclosures. Notwithstanding any provision to the contrary set forth in this Agreement, the Receiving Party may disclose Confidential Information of the Disclosing Party to the extent that such disclosure is reasonably necessary in the following instances:
(i)disclosure of the existence and applicable terms of this Agreement and the Ancillary Agreements to actual or bona fide potential investors, acquirors, sublicensees, lenders, and other financial or commercial partners, and their respective attorneys, accountants, banks, investors, and advisors, solely for the purpose of evaluating or carrying out an actual or potential investment, acquisition, sublicense, debt transaction, or collaboration; provided that, in each such case, such Persons are bound by obligations of confidentiality, non-disclosure, and non-

use provisions at least as restrictive or protective of the Parties as those set forth in this Agreement or otherwise customary for such type and scope of disclosure; or
(ii) if required by applicable Legal Requirements, including as may be required in connection with any filings made with, or by the disclosure policies of a major stock exchange; provided that the Party seeking to disclose the Confidential Information of the other Party: (x) use all reasonable efforts to inform the other Party prior to making any such disclosures and cooperate with the other Party in seeking a protective order or other appropriate remedy (including redaction); and (y) whenever possible, request confidential treatment of such information.
(d)Residual Knowledge. Notwithstanding any provision to the contrary set forth in this Agreement, Confidential Information will not include any knowledge, technique, experience, or know-how that is retained in the unaided memory of any authorized representative of the Receiving Party after having access to such Confidential Information prior to or following the Closing Date.
4.8Conditions.
(a)Seller will use commercially reasonable efforts (i) to cause the conditions set forth in Section 5 to be satisfied on a timely basis and (ii) otherwise to cause the Closing to take place as soon as reasonably practicable.
(b)Purchaser will use commercially reasonable efforts (i) to cause the conditions set forth in Section 6 to be satisfied on a timely basis and (ii) otherwise to cause the Closing to take place as soon as reasonably practicable.
4.9NDC Numbers; Telephone Lines.
(a)Purchaser may continue to sell Specified Products bearing Seller’s NDC numbers for the purpose of utilizing the labels and packaging, and advertising, marketing, sales and promotional materials, for the Specified Products and any tablets included in the Specified Inventory as they exist on the Closing Date. Following the Closing, [*].
(b)To the extent that Seller is [*].
4.10Purchaser Use of Seller Names.
(a)During the period commencing on the Closing Date and lasting until the later of (i) [*] and (ii) [*] (the “Limited License Period”), [*].
(b)Promptly upon the expiration of the Limited License Period, Purchaser shall, and shall cause its Affiliates to, [*].
(c)In no event shall Purchaser or any of its Affiliates (i) [*] or (ii) [*].
(d)The quality of the acquired inventory of Specified Products sold by Purchaser under any Seller Names must be of the same quality of the Specified Products sold by

Seller prior to the Closing Date. Without limiting the foregoing, Purchaser agrees that it and its Affiliates and sublicensees will: (i) use reasonable efforts to ensure that all Specified Products that are sold bearing the Seller Names are sold in compliance with all Health Laws; (ii) not use such Seller Names in a way that might materially prejudice their distinctiveness or validity or the goodwill of Seller therein and includes the trademark registration symbol ® or ™ as appropriate; and (iii) not use any trademarks or trade names so resembling any of such Seller Names as to be likely to cause confusion or deception. Purchaser hereby agrees to indemnify Seller and the other Seller Indemnified Party from and against any and all Damages incurred or suffered in connection with, or resulting from, use of any Seller Names by Purchaser or any of its Affiliates (or any third party acting on behalf of Purchaser or any of its Affiliates) permitted under this Section 4.10.
(e)Notwithstanding the transfer of any labels or packaging, or any advertising, marketing, sales and promotional materials, Purchaser acknowledges that this Agreement does not, and shall not, convey, transfer or assign any right, title, license or interest in any trademarks of Seller or any of its Affiliates other than the Trademarks Rights included in the Specified IP Rights and Purchaser retains all such rights.
4.11No Implied Rights. Nothing in this Agreement will be interpreted to grant a Party any rights under any intellectual property rights owned or controlled by the other Party, in each case, that are not expressly granted herein, whether by implication, estoppel, or otherwise. Any rights not expressly granted to Purchaser by Seller under this Agreement are hereby retained by Seller.
4.12Product Complaints and Recalls. From and after the Closing, the Parties will handle complaints, recalls, and market withdrawals as set forth in the Commercial Supply Agreement
4.13Restrictions.
(a)Seller agrees that, at all times during the period beginning on the Closing Date and ending on the fifth anniversary of the Closing Date, [*].
(b)The covenants set forth in Section 4.13(a) shall be construed as a series of separate covenants, one for each state, city or other political subdivision of the United States. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenants set forth in Section 4.13(a) hereof. If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. To the extent that the provisions of Section 4.13(a) hereof are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by applicable law.
(c)The Parties agree that (i) if Seller or any of its Affiliates breach the provisions of this Section 4.13, the damage to Purchaser may be substantial and money damages will not afford Purchaser an adequate remedy, and (ii) if Seller or any of its Affiliates are in breach of any provision of this Section 4.13, or threatens a breach of any provision of this Section 4.13

(including by initiating a course of action that would reasonably be expected to lead to a breach), then Purchaser shall be entitled, in addition to all other rights and remedies as may be provided by applicable law and notwithstanding anything in this Agreement to the contrary, to seek specific performance and injunctive and other equitable relief to prevent or restrain a breach of any provision of this Section 4.13.
4.14Notice to Customers. Following the date hereof, Purchaser and Seller shall reasonably cooperate with each other to prepare a joint notification to all applicable customers that have not received prior notice of the transfer of the Specified Products to Purchaser. As soon as reasonably practicable after the Closing and in no event later than one Business Day following the Closing Date, such joint notice shall be sent by Purchaser; provided, however, that Purchaser shall have given Seller a reasonable opportunity to review such notice.
4.15Tax Matters.
(a)Refunds. If Purchaser receives a refund, abatement or credit of Taxes for which Seller made a payment (including pursuant to this Agreement) or otherwise received a refund, abatement or credit of Taxes of which Seller is entitled to pursuant to this Agreement, then Purchaser shall promptly pay to Seller the full amount of the refund, abatement or credit (including any accrued interest paid in respect of such refunded Tax). To the extent such refund, abatement or credit of Taxes relates to a Straddle Period, Purchaser shall pay to Seller a portion of such refund, abatement or credit of Taxes calculated consistent with the principles of Section 1.10(c).
(b)Tax Contests. Purchaser and Seller agree to cooperate and to cause their Affiliates to cooperate with each other to the extent reasonably required after the Closing Date in connection with any Tax proceedings or audits conducted by a Governmental Entity relating to any Taxes with respect to the Specified Assets or the Specified Business for any taxable period ending on or prior to the Closing Date and any Straddle Period (each a “Tax Contest”). Promptly (but no more than twenty (20) days) after Purchaser or any of its Affiliates receives notice of any Tax Contest, Purchaser shall notify Seller in writing (which notice shall include copies of any notices, correspondence and any other documents received by Purchaser or its Affiliates with respect to such Tax Contest) of the Tax Contest. If Seller’s Tax liability or rights to any refunds could be affected by the Tax Contest or if Seller could have an indemnification obligation under this Agreement, Seller shall have the sole right to conduct, control, defend, settle or compromise the defense of the Tax Contest at its own expense, whether the Tax Contest began before or after the Closing Date; and Purchaser shall provide Seller with all necessary powers of attorney and other necessary documents and assistance to allow Seller to effectively conduct and control such defense. Seller shall not be responsible for any Taxes to the extent attributable to any action taken by Purchaser or its Affiliates with respect to any Tax Contest without Seller’s written consent (not to be unreasonably withheld, conditioned, or delayed). This Section 4.15(b) shall govern the control of all Tax Contests.
(c)Bulk Transfers. Notwithstanding anything to the contrary in this Agreement, each party waives compliance with the provisions of any bulk transfer or similar laws of any jurisdiction in connection with the transactions contemplated by this Agreement.
5.Conditions Precedent to Purchaser’s Obligation to Close.

Purchaser’s obligation to purchase the Specified Assets and to take the other actions required to be taken by Purchaser at the Closing is subject to the satisfaction, at the Closing, of each of the following conditions (any of which may be waived by Purchaser, in whole or in part, in writing):
5.1Accuracy of Representations. Those representations and warranties of Seller set forth in Section 2 that refer specifically to and are made as of a specified date shall have been true and correct in all material respects (disregarding any materiality or Specified Product Material Adverse Effect qualifications within such representations and warranties) as of the date specified, and all other representations and warranties of Seller set forth in Section 2 shall be true and correct in all material respects (disregarding any materiality or Specified Product Material Adverse Effect qualifications within such representations and warranties) as of the Closing Date as if made on and as of the Closing Date, except, in each case, for any failure or failures to be true and correct in all material respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Specified Product Material Adverse Effect.
5.2Performance of Covenants. Seller shall have performed or complied with in all material respects all covenants required by this Agreement to be performed by Seller on or before the Closing Date.
5.3No Specified Product Material Adverse Effect. Since the date of this Agreement, no Specified Product Material Adverse Effect shall have occurred.
5.4Additional Documents. Each of the following documents shall have been delivered to Purchaser:
(a)each of the Ancillary Agreements required to be executed by Seller or the applicable Specified Affiliate;
(b)a certificate, executed by an executive officer of Seller and dated the Closing Date, confirming on behalf of Seller and not in such executive officer’s personal capacity, that the conditions set forth in Sections 5.1 and Section 5.2 have been satisfied; and
(c)copies of the resolutions duly adopted by Seller’s board of directors or other managing Person authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, certified by the secretary of Seller.
6.Conditions Precedent to Seller’s Obligation to Close.
Seller’s obligation to sell and transfer the Specified Assets to Purchaser and to take the other actions required to be taken by Seller at the Closing is subject to the satisfaction, at the Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part, in writing):
6.1Accuracy of Representations. The representations and warranties of Purchaser set forth in Section 3 shall be true and correct in all material respects (disregarding any materiality qualifications within such representations and warranties) as of the Closing Date as if made on and as of the Closing Date.
6.2Performance of Covenants. Purchaser shall have performed or complied with in all material respects all covenants required by this Agreement to be performed by Purchaser on or before the Closing Date.
6.3Additional Documents. Each of the following additional documents shall have been delivered to Seller:
(a)each of the Ancillary Agreements required to be executed by Purchaser;
(b)a certificate, executed by an executive officer of Purchaser and dated the Closing Date, confirming on behalf of Purchaser and not in such executive officer’s personal capacity, that the conditions set forth in Sections 6.1 and 6.2 have been satisfied; and
(c)copies of the resolutions duly adopted by Purchaser’s board of directors or other managing Person authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, certified by the secretary of Purchaser.
7.Termination.
7.1Right to Terminate Agreement. This Agreement may be terminated prior to the Closing:
(a)by the mutual written consent of the Parties;
(b)by any Party (by delivery of a written termination notification in accordance with Section 7.2) at any time after January 8, 2021 (the “End Date”) if the Closing has not taken place on or before the End Date, subject to extension for any applicable cure period under Section 7.1(c), unless the failure of the Closing to take place on or before such date is attributable to a Force Majeure Event or breach by such Party of any of its obligations set forth in this Agreement;
(c)by Seller (by delivery of a written termination notification in accordance with Section 7.2) if there shall have been a breach on the part of Purchaser of any of its representations, warranties or covenants such that the condition set forth in Section 6.1 or Section 6.2, as the case may be, would not be satisfied or cannot be cured by Purchaser as of the End Date, or, if capable of being cured, (i) Seller shall have given written notice of such breach to Purchaser; (ii) at least twenty (20) days shall have elapsed since the delivery of such written notice to Purchaser; and (iii) such breach shall not have been cured; provided, that Seller may not terminate this Agreement pursuant to this Section 7.1(c) if Seller is in material breach of this Agreement so as to cause any conditions set forth in Section 5.1 or Section 5.2 not to be satisfied; or
(d)by Purchaser (by delivery of a written termination notification in accordance with Section 7.2) if there shall have been a breach on the part of Seller of any of its representations, warranties or covenants such that the condition set forth in Section 5.1 or Section 5.2, as the case may be, would not be satisfied or cannot be cured by Seller as of the End Date, or, if capable of being cured; (i) Purchaser shall have given written notice of such breach to Seller; (ii) at least twenty (20) days shall have elapsed since the delivery of such written notice to Seller; and (iii) such breach shall not have been cured; provided, that Purchaser may not terminate this Agreement pursuant to this Section 7.1(d) if Purchaser is in material breach of this Agreement so as to cause any conditions set forth in Section 6.1 or Section 6.2 not to be satisfied.
7.2Termination Procedures. If any Party wishes to terminate this Agreement pursuant to Section 7.1, such Party will deliver to the other Party a written termination notification stating that such Party is terminating this Agreement and setting forth a brief statement of the basis on which such Party is terminating this Agreement.
7.3Effect of Termination. Upon the termination of this Agreement pursuant to Section 7.1, no Party will have any obligation or other liability to any other Party, except that (i) the Parties will remain bound by the provisions of Section 4.7, this Section 7.3, and by the provisions of the Confidentiality Agreement and (ii) no Party will be relieved of any liability for fraud or for any Willful Breach of any representation, warranty, or covenant contained herein.
8.Indemnification.
8.1Survival of Representations. All of the representations and warranties of Seller and Purchaser set forth in this Agreement and in any certificate delivered pursuant to this Agreement shall (a) survive the Closing and (b) terminate and expire, and will cease to be of any force or effect, at 11:59 p.m. (Pacific time) on the December 31, 2021 (the “Expiration Date”); provided that, the Fundamental Representations set forth in this Agreement shall survive until the date that is four years following the Closing Date (the “Fundamental Representations Expiration Date”). All covenants and agreements of Seller and Purchaser contained in this Agreement that are to be performed following the Closing shall continue in effect and expire in accordance with their respective terms. If the Closing occurs, neither Party will have liability with respect to any claim for any breach of any representation or warranty in this Agreement or in any certificate delivered pursuant to this Agreement unless in each case Purchaser or Seller duly delivers to the other Party, in conformity with all of the applicable procedures set forth in Section 8.5, a Claim Notice setting forth a claim for indemnification, in which case the indemnification obligations with respect to the matters set forth in such Claim Notice will survive (and will not be extinguished upon) such Expiration Date or Fundamental Representations Expiration Date, as applicable, until such time as such claim is finally resolved in accordance with this Section 8. It is the express intent of the Parties that, if the applicable survival period for an item as contemplated by this Section 8.1 is shorter or longer than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced or extended to the survival period contemplated by this Agreement. The Parties further acknowledge that the time periods set forth in this Section 8.1 for the assertion of claims under this Agreement are the result of arms’-length negotiation among the Parties and that they intend for the time periods to be enforced as agreed by the Parties. The period of time prescribed for the commencement of any action pursuant to this Agreement based upon the representations and warranties of Seller set forth in this Agreement (other than the Fundamental Representations) shall expire at 5:00 p.m. (Pacific time) on the Expiration Date or Fundamental Representations

Expiration Date, as applicable, if a Claim Notice with respect thereto has not been given in accordance with the applicable procedures set forth in Section 8.5.
8.2Indemnity by Seller. From and after the Closing Date, Seller and the Seller Guarantor will indemnify and hold harmless Purchaser, its Affiliates and their respective officers, directors, employees, agents and representatives (each a “Purchaser Indemnified Party”) from and against:  any Damages arising out of or resulting from any breach or inaccuracy of the representations and warranties by Seller set forth in Section 2; any Damages arising out of or resulting from any breach by Seller of the covenants of Seller set forth in this Agreement; and (c) any Damages arising out of or resulting from any Excluded Liability.
8.3Indemnity by Purchaser. From and after the Closing Date, Purchaser will indemnify and hold harmless Seller, its Affiliates and their respective officers, directors, employees, agents and representatives (each a “Seller Indemnified Party”) from and against (a) any Damages arising out of or resulting from any breach or inaccuracy of the representations and warranties by Purchaser set forth in Section 3; (b) any Damages arising out of or resulting from any breach by Purchaser of the covenants of Purchaser set forth in this Agreement; (c) any Damages arising out of or resulting from any failure of Purchaser to discharge any Assumed Liabilities, and (d) any liability for the income Taxes of Purchaser or its Affiliates or any member of an affiliated group with which Purchaser files or have filed a Tax Return on a consolidated or combined basis.
8.4Limitations. All claims by Purchaser Indemnified Parties and Seller Indemnified Parties under this Section 8 are subject to the following exclusions and limitations:
(a) No Party will be liable for punitive or special damages or any damages that are speculative or not reasonably foreseeable as a proximate result of the breach by a Party of any of its representations, warranties, covenants or agreements under this Agreement, whether in contract, warranty, negligence, strict liability or otherwise, relating to this Agreement or the Ancillary Agreements unless such damages are awarded to a third party for which indemnification is required under this Agreement.
(b)Notwithstanding any provision to the contrary set forth in this Agreement, Seller will not have any obligation to indemnify the Purchaser under this Section 8 unless and until the Seller Indemnified Parties suffer an aggregate amount of Damages in excess of [*] (the “Basket”) and then if the Damages exceed the Basket, Purchaser will be entitled to recover all such Damages in excess of the Basket up to a cap equal to [*] (the “Cap”); provided that Damages for (i) breach of Fundamental Representations and (ii) claims for indemnification under Section 8.2(b) and Section 8.2(c) will not be subject to the Basket or Cap set forth in this Section 8.4(b). In addition, [*].
8.5Indemnification Procedures.
(a)If a Party entitled to indemnification under this Section 8 (an “Indemnified Party”) wishes to assert an indemnification claim against the Party subject to such indemnification obligation under this Section 8 (the “Indemnifying Party”), then the Indemnified Party will deliver to the Indemnifying Party, as soon as reasonably practicable, a written notice (a “Claim Notice”) setting forth:
(i)the specific subsection of Section 8.2 or 8.3, as applicable, upon which the Indemnified Party is basing its claim and, if applicable, the representation and warranty or covenant alleged to have been breached by the Indemnifying Party;
(ii)a reasonably detailed description of the facts and circumstances giving rise to the claim as are then reasonably available; and
(iii)a reasonably detailed description of, and a good faith estimate of the total amount of, the Damages actually incurred or expected to be incurred by the Indemnified Party with respect to such claim, if known and quantifiable;
provided, however, that (A) the failure to deliver a Claim Notice to the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to the Indemnified Party, except to the extent that such failure materially prejudices the Indemnifying Party’s ability to defend the related Matter; and (B) the Indemnified Party will not be permitted to deliver a Claim Notice (and will not be entitled to indemnification pursuant to this Section 8) with respect to breaches of a representation and warranty unless such Claim Notice is delivered before the Expiration Date or Fundamental Representations Expiration Date, applicable to such representation and warranty.
(b)If the Indemnified Party receives notice or otherwise obtains knowledge of any Matter brought by a third party that may reasonably be expected to give rise to an indemnification claim against the Indemnifying Party, then the Indemnified Party will deliver to the Indemnifying Party a written notice describing such Matter in reasonable detail as soon as reasonably practicable; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to the Indemnified Party, except to the extent that such failure materially prejudices the Indemnifying Party’s ability to defend the related Matter. The Indemnifying Party will have the right, exercisable by written notice to the Indemnified Party, at its election and at its sole expense, to assume the defense of any such Matter with its own counsel, reasonably acceptable to the Indemnified Party; provided, that the Indemnifying Party shall not have the right to assume control of such defense, if the claim which the Indemnifying Party seeks to assume control (A) seeks non-monetary relief against the Indemnified Party (except where non-monetary relief is merely incidental to a primary claim or claims for monetary damages or would not have an adverse effect on the Indemnified Party), (B) involves criminal allegations against the Indemnified Party, (C) is one in which the Indemnifying Party is also a party and there may be legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party, or (D) is reasonably likely to result in greater liability to the Indemnified Party than the Indemnifying Party, taking into account the limitations on indemnification herein. This Section 8.5(b) shall not apply to any Matters with respect to Taxes, which shall be exclusively governed by Section 4.15(b).
(c)If the Indemnifying Party elects to assume the defense of any Matter under subsection (b) of this Section 8.5, then:

(i)the Indemnifying Party will not be required to pay or otherwise indemnify the Indemnified Party against any attorneys’ fees or other expenses incurred on behalf of the Indemnified Party in connection with any such Matter following the Indemnifying Party’s election to assume the defense of any such Matter other than the reasonable costs of investigation and of assistance as contemplated by this Section 8.5; provided, however, that if, in the opinion of outside counsel to the Indemnified Party, it is advisable for the Indemnified Party to be represented by separate counsel due to actual or potential conflicts of interest, the Indemnified Party shall have the right to employ counsel to represent it and in that event the reasonable fees and expenses of such separate counsel shall be paid by the Indemnifying Party;
(ii)the Indemnified Party and the Indemnifying Party will each make available to the other all books, records and other documents and materials that are under the control of such Party, its Affiliates, advisors and representatives that may be reasonably considered necessary or desirable for the defense of any such Matter (other than any Dispute between Purchaser and Seller or their respective Affiliates arising out of the transactions contemplated hereby or by the Ancillary Agreements);
(iii)the Indemnified Party and the Indemnifying Party will execute such documents and take such other actions as may be reasonably requested by the other for the purpose of facilitating the defense of, or any settlement, compromise or adjustment relating to, any such Matter;
(iv)the Indemnified Party will otherwise cooperate as reasonably requested by the Indemnifying Party in the defense of any such Matter; provided, however, that such actions and cooperation by the Indemnified Party under clauses “(ii)” through “(iv)” will not unduly disrupt the operations of the Indemnified Party’s business or cause the Indemnified Party to waive any statutory or common law privileges (provided, that, to the extent Purchaser or Seller (as the case may be) withholds information due to a potential waiver of such privilege, such Party shall notify the other Party of the same and shall use commercially reasonable efforts to find a way to allow disclosure of such information, including entering into joint defense agreements or other arrangements, as appropriate and only to the extent such descriptions, disclosures, agreements and arrangements would not reasonably be expected to result in a waiver of such privilege), breach any confidentiality obligations owed to third parties (provided, that Purchaser or Seller (as the case may be) uses reasonable best efforts to obtain waivers thereof) or otherwise cause any confidential information of the Indemnified Party to become public;
(v)the Indemnified Party will not admit any liability with respect to any such Matter without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); and
(vi)the Indemnifying Party will have the right to settle, adjust or compromise any such Matter, on such terms as the Indemnifying Party may consider appropriate, with the consent of the Indemnified Party (which will not be unreasonably withheld, conditioned or delayed); provided, however, that the consent of the Indemnified Party shall not be required with respect to any such settlement, adjustment or compromise if the Indemnifying Party agrees in writing to pay or cause to be paid any amounts payable pursuant to such settlement, adjustment or compromise; such settlement, adjustment or compromise contemplates relief only through monetary damages; such settlement, adjustment or compromise includes no admission of liability by or other obligation on the part of the Indemnified Party; and such settlement, adjustment or compromise includes as an unconditional term thereof the giving by the third party claimant to the Indemnified Party of a release from all liability in respect thereof; and
(vii)If the Indemnifying Party elects not to or is otherwise not entitled to (pursuant to this Section 8.5) assume the defense of any Matter, then (i) the Indemnified Party will proceed diligently to defend any such Matter with the assistance of counsel, (ii) the Indemnifying Party will be afforded the opportunity to participate in such defense, at the Indemnifying Party’s sole cost and expense and (ii) the Indemnified Party shall not settle, adjust or compromise any such Matter, or admit any liability with respect to any such Matter, without the prior written consent of the Indemnifying Party (which will not be unreasonably withheld, conditioned or delayed).
(viii)This Section 8.5(c) shall not apply to any Matters with respect to Taxes, which shall be exclusively governed by Section 4.15(b).
8.6Sole Remedy. The right to indemnification pursuant to this Section 8 shall be the Parties’ sole and exclusive remedy with respect to matters in any way relating to a breach of this Agreement or any Damages sustained or incurred by Purchaser or its Affiliates, successors, or assigns, except that, to the extent assignment of the applicable Specified Asset pursuant to Section 1.4 would cure a breach of any representation or warranty in this Agreement, assignment thereof will be the sole and exclusive remedy of the Purchaser Indemnified Party for any such breach.
8.7Tax Treatment of Indemnity Payments. The Parties agree to [*].
9.Release of Claims.
9.1Seller on behalf of itself and its Affiliates, and on behalf of Seller’s and its Affiliates’ predecessors, successors and assigns and their respective past and present directors, officers, employees, affiliates and representatives in their capacity as such (collectively, the “Seller Releasor Parties”), unconditionally and irrevocably hereby absolutely releases and forever discharges the Purchaser and its predecessors, successors and assigns and each Affiliate and related entities, and each of their respective past and present directors, officers, employees, and representatives in their capacities as such (collectively the “Purchaser Released Parties”), from any and all loss, liability, obligations, claims, costs, demands, actions and causes of action, suits, debts, accounts, covenants, contracts, controversies, Damages and judgments of every kind, nature and character (including claims for Damages, costs, expenses and attorneys’, brokers’ and accountants’ fees and expenses), in connection with any transaction, affair or occurrence, whether in law, equity or otherwise, whether known or unknown, suspected or unsuspected that such Seller Releasor Parties now has, has ever had or at any time could have asserted against any of the Purchaser Released Parties arising from or relating in any way to the enforcement, alleged infringement, alleged invalidity, alleged misuse, alleged inequitable conduct, or alleged unclean hands with respect to any patents and other matters that are the subject of the Infringement Litigation, other than the Seller Retained Claims (collectively, the “Seller Released Claims”). For the purposes of this Agreement, the term “Seller Retained Claims” means, as to any Seller Releasor Party, any claims, in each case whether currently known or unknown, arising out of any contractual rights

(and the enforcement thereof) pursuant to this Agreement, any Ancillary Agreement or any other certificate, document or instrument executed pursuant to the terms of this Agreement or any Ancillary Agreement to which the Seller Releasor Party is a party. Each such Seller Releasor Party hereby irrevocably agrees to refrain from, directly or indirectly, asserting any claim or demand or commencing (or allowing to be commenced on such Seller Releasor Party’s behalf) any suit, action or proceeding of any kind, in any agency, court or before any tribunal, against any Purchaser Released Party based upon any Seller Released Claim, it being the intent by such Seller Releasor Party that, subject to the receipt by the Seller of the Purchase Price, and by virtue of the execution of this Agreement, the Purchaser Released Parties will be absolutely, unconditionally and forever discharged of and from any and all obligations related in any way to the Seller Released Claims. Nothing contained in this Agreement shall affect the rights, liabilities or obligations of any Party that are expressly set forth in this Agreement or any Ancillary Agreement and the other documents and agreements to which the Seller Releasor Party is a party in connection with the transactions contemplated by this Agreement.
9.2Purchaser on behalf of itself and its Affiliates, and on behalf of Purchaser’s and its Affiliates’ predecessors, successors and assigns and their respective past and present directors, officers, employees, affiliates and representatives in their capacity as such (collectively, the “Purchaser Releasor Parties”), unconditionally and irrevocably hereby absolutely releases and forever discharges Seller and its predecessors, successors and assigns and each Affiliate and related entities, and each of their respective past and present directors, officers, employees, and representatives in their capacities as such (collectively the “Seller Released Parties”), from any and all loss, liability, obligations, claims, costs, demands, actions and causes of action, suits, debts, accounts, covenants, contracts, controversies, Damages and judgments of every kind, nature and character (including claims for Damages, costs, expenses and attorneys’, brokers’ and accountants’ fees and expenses), in connection with any transaction, affair or occurrence, whether in law, equity or otherwise, whether known or unknown, suspected or unsuspected that such Purchaser Releasor Parties now has, has ever had or at any time could have asserted against any of the Seller Released Parties arising from or relating in any way to the enforcement, alleged infringement, alleged invalidity of, alleged misuse, alleged inequitable conduct, or alleged unclean hands with respect to any patents and other matters that are the subject of the Infringement Litigation, other than the Purchaser Retained Claims (collectively, the “Purchaser Released Claims”). For the purposes of this Agreement, the term “Purchaser Retained Claims” means, as to any Purchaser Releasor Party, any claims, in each case whether currently known or unknown, arising out of any contractual rights (and the enforcement thereof) pursuant to this Agreement, any Ancillary Agreement or any other certificate, document or instrument executed pursuant to the terms of this Agreement or any Ancillary Agreement to which the Purchaser Releasor Party is a party. Each such Purchaser Releasor Party hereby irrevocably agrees to refrain from, directly or indirectly, asserting any claim or demand or commencing (or allowing to be commenced on such Purchaser Releasor Party’s behalf) any suit, action or proceeding of any kind, in any agency, court or before any tribunal, against any Seller Released Party based upon any Purchaser Released Claim, it being the intent by such Purchaser Releasor Party that, subject to the receipt by Purchaser of the Specified Assets, and by virtue of the execution of this Agreement, the Seller Released Parties will be absolutely, unconditionally and forever discharged of and from any and all obligations related in any way to the Purchaser Released Claims. Nothing contained in this Agreement shall affect the rights, liabilities or obligations of any Party that are expressly set forth in this Agreement or any Ancillary

Agreement and the other documents and agreements to which the Purchaser Releasor Party is a party in connection with the transactions contemplated by this Agreement.
9.3Without limiting the foregoing and subject to Seller’s retention of the Seller Retained Claims and Purchaser’s retention of the Purchaser Retained Claims, each of Seller and Purchaser expressly waives and releases (on behalf of the respective Seller Releasor Parties and Purchaser Releasor Parties) any and all rights and benefits under Section 1542 of the California Civil Code (or any analogous law of any other state), which reads as follows: “A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that if known by him or her would have materially affected his or her settlement with the debtor or released party.”
9.4Further, in connection with the resolution of the Infringement Litigation, [*].
9.5The Parties agree to the entry of the Stipulation of Dismissal attached hereto as Exhibit J. To effectuate the final settlement and dismissal of the Infringement Litigation, within five (5) Business Days following Closing, the Parties shall cause the Stipulation of Dismissal to be filed with the United States District Court for the District of Delaware and shall take all other necessary actions to obtain the dismissal of the Infringement Litigation. Each Party shall bear its own costs and expenses in connection with the foregoing. Each Party acknowledges that the approval of the court is required to the make the Stipulation of Dismissal effective.
10.Miscellaneous.
10.1Governing Law. This Agreement will be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of law).
10.2Venue and Jurisdiction. If any Legal Proceeding or other legal action relating to this Agreement is brought or otherwise initiated, the venue therefor will be in the courts of the United States District Court for the District of Delaware, the Delaware Court of Chancery of the State of Delaware or, if the Delaware Court of Chancery declines jurisdiction, any other court of the State of Delaware, which will be deemed to be a convenient forum. Purchaser and Seller hereby expressly and irrevocably consent and submit to the jurisdiction of the state and federal courts in the State of Delaware.
10.3WAIVER OF JURY TRIAL. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATING TO OR ARISING OUT OF THIS AGREEMENT, THE ANCILLARY AGREEMENTS, OR THE TRANSACTIONS CONTEMPLATED HEREIN (including with respect to any claim, proceeding or action involving a Financing Source).
10.4Dispute Resolution.
(a)Except to the extent provided in Section 10.4(b), in the event of any dispute, controversy or claim arising out of, relating to or in connection with this Agreement (including any schedule or exhibit hereto) (a “Dispute”), the Parties shall first attempt to settle such Dispute in the first instance by mutual discussions between representatives of senior management of each Party. Within 10 Business Days of the receipt by a Party or Parties of a notice from another Party or Parties of the existence of a Dispute (the “Dispute Notice”), the receiving Party or Parties shall submit a written response to the other Party or Parties (the “Response”). The Dispute Notice and the Response shall each include (i) a statement of the applicable Party’s position with regard to the Dispute, and (ii) the name and title of the senior executive who will represent the applicable Party in attempting to resolve the Dispute pursuant to this Section 10.4. Within 15 Business Days of receipt of the Response, the designated executives shall meet and attempt to resolve the Dispute. All discussions, negotiations and documentation exchanged pursuant to this clause shall be confidential and shall be treated as compromise and settlement negotiations, and no oral or documentary representations made by the Parties during such negotiations shall be admissible or used for any purpose in any subsequent Legal Proceedings. If any Dispute is not resolved within 30 Business Days of receipt of the Dispute Notice (or within such longer period as to which the Parties have agreed in writing), then either Party shall be entitled to pursue remedies pursuant to Legal Proceedings.
(b)In the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement), the Parties agree that where monetary damages would not be an adequate remedy and no monetary damages are sought, a Party may apply to a court of competent jurisdiction for specific performance. The foregoing is in addition to any other remedy to which the Parties are entitled under this Agreement.
(c)The Parties acknowledge and agree that either Party seeking an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
10.5Force Majeure. Except as to payments required under this Agreement, neither Party shall be liable in damages for any delay or default in such Party’s performance hereunder if such default or delay is caused by events beyond such Party’s reasonable control, including acts of God, law or regulation or other action or failure to act of any government or agency thereof, war or insurrection, civil commotion, destruction of production facilities or materials by earthquake, fire, flood or weather, labor disturbances, epidemic or failure of suppliers, public utilities or common carriers (any such event, a “Force Majeure Event”); provided, that the Party seeking relief under this Section 10.5 shall immediately notify the other Party in writing of such Force Majeure Event(s) and the expected duration of such Party’s non-performance hereunder. The Parties agree the effects of the COVID-19 pandemic that is ongoing as of the Effective Date (including related government orders) may be invoked as a Force Majeure Event for the purposes of this Agreement even though the pandemic is ongoing, provided that Seller represents that no such Force Majeure Event exists as of the Execution Date. The Party that may invoke this Section 10.5 shall use diligent and commercially reasonable efforts to reinstate performance of its ongoing obligations to the other Party as soon as practicable.
10.6Notices. Any notice or other communication required or permitted to be delivered to either Party under this Agreement must be in writing and will be deemed properly delivered,

given and received when delivered (by hand, by registered mail, by courier or overnight express delivery service with confirmed delivery by tracking number or by email with confirmed receipt) to the address or email address set forth beneath the name of such Party below (or to such other address or email address as such Party shall have specified in a written notice given to the other Party):
if to Purchaser:
Neil F. McFarlane
Chief Executive Officer
Adamas Pharmaceuticals, Inc.
1900 Powell Street, Suite 1000
Emeryville, CA 94608
nmcfarlane@adamaspharma.com
with a copy to:
General Counsel
Adamas Pharmaceuticals, Inc.
1900 Powell Street, Suite 1000
Emeryville, CA 94608
generalcounsel@adamaspharma.com
and with an additional copy to:
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
Attention: Barbara Borden
bborden@cooley.com
if to Seller:

Brian Markison
Chief Executive Officer
Osmotica Pharmaceutical US LLC
Vertical Pharmaceuticals, LLC
400 Crossing Boulevard
Bridgewater, NJ 08807
brianmarkison@osmotica.com
and with a copy to:
General Counsel
Osmotica Pharmaceutical US LLC
Vertical Pharmaceuticals, LLC
400 Crossing Boulevard
Bridgewater, NJ 08807

legal@osmotica.com
and with additional copies to:
Hannah Freeman
Ropes & Gray LLP
Prudential Tower, 800 Boylston St.
Boston, MA 02199
hannah.freeman@ropesgray.com

10.7Public Announcements. The Parties shall coordinate all public statements regarding this Agreement or any of the transactions contemplated by this Agreement. Notwithstanding the foregoing, except as may be required by any Legal Requirement, no Party will (and no Party will permit any of its advisors or representatives to) issue any press release or make any public statement regarding this Agreement or any of the transactions contemplated by this Agreement, without the other Party’s prior written consent (which will not be unreasonably withheld, conditioned, or delayed). If either Party, in its good faith judgment, believes such disclosure is required, such Party shall use its commercially reasonable efforts to consult with the other Party and its representatives, and to consider in good faith any revisions proposed by the other Party or its representatives, as applicable, prior to making (or prior to any of its Affiliates making) such disclosure, and shall limit such disclosure to only that information which is legally required to be disclosed, except, in each case, as otherwise required by any Legal Requirement.
10.8Assignment. Neither Party may assign any of its rights or delegate any of its obligations under this Agreement (whether voluntarily, involuntarily, or otherwise) to any other Person without the prior written consent of the other Party; provided, however that either Party may assign its rights and obligations under this Agreement (a) to an Affiliate of such Party or (b) in connection with a sale of all or substantially all of the assets of such Party’s business (whether in a stock sale, asset sale, merger, reorganization, or otherwise); provided, further (without limiting Purchaser’s obligations under or relating to this Agreement) Purchaser may assign its right to receive all or any of the Specified Assets (i) to an Affiliate of Purchaser, or (ii) to any of Purchaser’s lenders as collateral security.
10.9Parties in Interest. Except for the rights of Purchaser Indemnified Parties and Seller Indemnified Parties under Section 8, nothing in this Agreement is intended to provide any rights or remedies to any employee of either Party or to any other Person other than the Parties.
10.10Severability. In the event that any provision of this Agreement, or the application of such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, then the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be affected and will continue to be valid and enforceable to the fullest extent permitted by law. In lieu of such invalid, unlawful, void or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such invalid, unlawful, void or unenforceable provision as may be possible and reasonably acceptable to the Parties.

10.11Entire Agreement. This Agreement, together with the Exhibits and Schedules annexed hereto, the Ancillary Agreements, and the other agreements, certificates and documents delivered in connection herewith or therewith set forth the entire understanding of the Parties and supersede all other agreements and understandings between the Parties relating to the subject matter hereof and thereof.
10.12Waiver. No failure on the part of either Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of either Party in exercising any power, right, privilege or remedy under this Agreement, will operate as a waiver thereof; and no single or partial exercise of any power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Any agreement on the part of a Party to any waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such Party.
10.13Amendments. This Agreement may not be amended, modified, altered or supplemented except by means of a written instrument executed by both Parties.
10.14Counterparts. This Agreement may be executed in several counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement. If any signature is delivered by facsimile transmission or by email in PDF, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf the signature is executed) with the same force and effect as if such facsimile or PDF signature were an original thereof.
10.15Interpretation of Agreement.
(a)Each Party acknowledges that it has participated in the drafting of this Agreement, and any applicable rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in connection with the construction or interpretation of this Agreement.
(b)Whenever required by the context hereof, the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; and the neuter gender will include the masculine and feminine genders.
(c)As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, and will be deemed to be followed by the words “without limitation.”
(d)As used in this Agreement, the word “will” will be construed to have the same meaning and effect as the word “shall.”
(e)Any definition of or reference to any agreement, instrument, or other document herein will be construed as referring to such agreement, instrument, or other document as from time to time amended, supplemented, or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein).

(f)The word “notice” means notice in writing (whether or not specifically stated) and will include notices, consents, approvals and other written communications contemplated under this Agreement.
(g)As used in this Agreement, the words “herein,” “hereof,” and “hereunder” and words of similar import, will each be construed to refer to this Agreement in its entirety and not to any particular provision hereof.
(h)Any reference herein to any person will be construed to include the person’s successors and permitted assigns.
(i)References to any specific law, rule or regulation, or section or other division thereof, will be deemed to include the then-current amendments thereto or any replacement or successor law, rule or regulation thereof.
(j)Unless the context otherwise requires, references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of and Schedules and Exhibits to this Agreement.
(k)Provisions that require that a Party or the Parties hereunder “agree,” “consent,” “approve,” or the like will require that such agreement, consent, or approval be specific and in writing, whether by written agreement, letter, approved minutes, or otherwise (but excluding e-mail and instant messaging).
(l)The table of contents of this Agreement and the bold-faced headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.
(m)As used in this Agreement, the term “or” will be interpreted in the inclusive sense commonly associated with the term “and/or.”
10.16Further Assurances. For a period of two years following the Closing, each Party will, to the extent reasonably requested by the other Party, execute and deliver such documents and instruments and take such other actions as such other Party may reasonably request in order to consummate and make effective the transactions contemplated by this Agreement.
10.17Disclosure Schedule. The Disclosure Schedule has been arranged, for purposes of convenience only, as separate Parts corresponding to the subsections of Section 2 of this Agreement. The representations and warranties contained in Section 2 of this Agreement are subject to the exceptions and disclosures set forth in the Disclosure Schedule. The exceptions listed in the Disclosure Schedule are a part of this Agreement as if fully set forth herein. Each exception listed in any part of the Disclosure Schedule will be deemed to qualify all representations and warranties of Seller contained in Section 2 of this Agreement, regardless of a particular part of the Disclosure Schedule where such exception is listed. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. The information set forth in the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of law or breach of any agreement. The Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of Seller contained in this Agreement.
*    *    *    *

The Parties have caused this Agreement to be executed as of the date first set forth above.

Osmotica Pharmaceutical US LLC

By:	/s/ Brian Markson
Name: Brian Markison
Title: Chief Executive Officer

Osmotica, Kereskedelmi és Szolgáltató Korlátolt Felelõsségû Társaság
By:	/s/ Brian Markson
Name: Gabor Varga
Title: Managing Director

Osmotica Holdings US LLC
By:	/s/ Brian Markson
Name: Brian Markison
Title: Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

The Parties have caused this Agreement to be executed as of the date first set forth above.

Adamas Pharmaceuticals, Inc.
By:	/s/ Neil F. McFarlane
Name: Neil F. McFarlane
Title: Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

Exhibit A
Certain Definitions
For purposes of the Agreement:
“Accounts Receivable” means all accounts receivable, notes receivable and other indebtedness due and owed by any third party to Seller or any of its Affiliates arising from sales of the Specified Product by or on behalf of Seller or its Affiliates prior to the Closing Date.
“Acquiror” means any Third Party that (a) was not an Affiliate of Seller on the Closing Date and (b) merges with or acquires Seller or any of its Affiliates in one or more transactions following the Closing Date.
“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person. For purposes of this definition, “control” and, with correlative meanings, the terms “controlled by” and “under common control with” mean (a) the possession, directly or indirectly, of the power to direct the management or policies of a business entity, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance, or otherwise or (b) the ownership, directly or indirectly, of more than 50% of the voting securities or other ownership interest of a business entity (or, with respect to a limited partnership or other similar entity, its general partner or controlling entity). Notwithstanding the foregoing, Avista Capital Partners and their Affiliates and Altchem Ltd and their Affiliates will not be considered “Affiliates” of Seller under this Agreement or any Ancillary Agreement.
“Agreement” means the Asset Purchase Agreement to which this Exhibit A is attached, including the Disclosure Schedule.
“Allocation” has the meaning set forth in Section 1.10(a).
“Ancillary Agreements” has the meaning set forth in Section 1.11.
“Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986 or any applicable laws of similar effect, and the related regulations and published interpretations thereunder.
“Assumed Liabilities” means the following obligations and other liabilities (whether known, unknown, accrued, absolute, matured, unmatured, contingent or otherwise) as they may exist at or after the Closing:
(a)    all obligations and other liabilities of [*];
(b)    all obligations and other liabilities of [*];
(c)    all obligations and liabilities for [*];
(d)    All liabilities, obligations or commitments relating to [*];
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(e)    Any liability of [*];
(f)    Any liability, obligation or commitment of [*]; and
(g)    Any liability, obligation or commitment arising [*].
“Assumption Agreement” has the meaning set forth in Section 1.7(b).
“Authorization” means any Consent, order, license, permit and other similar authorization of or from (including any applications to) any Governmental Entity, together with any renewals, extensions, or modifications thereof and additions thereto.
“Bankruptcy, Equity and Indemnity Exception” has the meaning set forth in Section 2.4(b).
“Basket” has the meaning set forth in Section 8.4(b).
“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the City of New York, United States of America.
“Cap” has the meaning set forth in Section 8.4(b).
“Claim Notice” has the meaning set forth in Section 8.5(a).
“Closing” has the meaning set forth in Section 1.12.
“Closing Date” has the meaning set forth in Section 1.12.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commercial Supply Agreement” means that certain Commercial Supply Agreement by and between Purchaser and Osmotica Pharmaceutical US LLC, dated as of the Closing Date.
“Confidential Information” has the meaning set forth in Section 4.7(b)(iii).
“Confidentiality Agreement” means the Confidentiality Agreement dated October 3, 2020 between Adamas Pharmaceuticals, Inc. and Osmotica Pharmaceutical US LLC and its affiliate Vertical Pharmaceuticals, LLC.
“Consent” means any consent, approval or waiver.
“Copyrights” has the meaning set forth in Section 2.3(a)(i).
“Damages” means losses, Taxes, and damages (including reasonable attorneys’, consulting and other professional fees and expenses associated therewith), in each case, whether or not arising out of third party claims and including all amounts paid in prosecution, investigation, defense or settlement of any of the foregoing, excluding indirect, unforeseeable
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and punitive damages except to the extent paid or payable to a third party; provided, however, that for purposes of computing the amount of Damages incurred by any Person, there will be deducted an amount equal to the amount of any insurance proceeds, indemnification payments from third parties, contribution payments or reimbursements, in each case, that are actually received by such Person or any of such Person’s Affiliates in connection with such Damages or the circumstances giving rise thereto and net of such Person’s costs of recovery (including any reasonable expenses incurred by such Person, the amount of any deductible and the present value of all increases or adjustments to insurance premiums arising from such insurance claim, if applicable).
“Disclosing Party” has the meaning set forth in Section 4.7(b)(iii).
“Disclosure Schedule” means the Disclosure Schedule delivered by Seller to Purchaser contemporaneously with the execution and delivery of the Agreement.
“Dispute” has the meaning set forth in Section 10.4(a).
“Dispute Notice” has the meaning set forth in Section 10.4(a).
“Effective Date” has the meaning set forth in the Preamble.
“Excluded Liabilities” means the following has the meaning set forth in Section 1.8.
“Expiration Date” has the meaning set forth in Section 8.1.
“FDA” means the Food and Drug Administration.
“Force Majeure Event” has the meaning set forth in Section 10.5.
“Fundamental Representations” means the representations and warranties set forth in Section 2.1 (Organization), the first sentence of Section 2.2 (Title to Assets), Section 2.8 (Contravention; Consents), and Section 2.9 (Authority; Binding Nature of Agreement).
“Fundamental Representations Expiration Date” has the meaning set forth in Section 8.1.
“Governmental Entity” means any federal, state, provincial, local, foreign or supranational (a) government; (b) court of competent jurisdiction; (c) governmental official agency, arbitrator, authority or instrumentality; (d) department, commission, board or bureau; or (e) regulatory body, including the FDA, and the United States Drug Enforcement Administration.
“Health Laws” means the Legal Requirements relating to the research, development, testing, manufacture, handling, production, pricing, Labeling, packaging, marketing, promotion, sale, distribution, coverage, or reimbursement of a drug, device, biological or other medical item, supply or service, including the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 321 et seq.), the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the healthcare fraud, false statement and health information privacy and
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security provisions of the Health Insurance Portability and Accountability Act of 1996, as amended, the federal healthcare program civil money penalty and exclusion authorities, the applicable requirements of Medicare, Medicaid and other Governmental Entity healthcare programs, including those of the Veterans Health Administration and U.S. Department of Defense, or other applicable Legal Requirements relating to private health care plans or the privacy and confidentiality of patient health information, and the analogous Legal Requirement of any federal, state, local, or foreign jurisdiction applicable to Seller and the Specified Affiliates.
“Indemnified Party” has the meaning set forth in Section 8.5(a).
“Indemnifying Party” has the meaning set forth in Section 8.5(a).
“IP Rights” has the meaning set forth in Section 2.3(a)(ii).
“Knowledge of Seller” or “to Seller’s Knowledge” shall mean [*].
“Labeling” has the meaning under Section 201(m) of the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 321(m)) and other comparable foreign Legal Requirement relating to the subject matter thereof, including the applicable Specified Product’s label, packaging and package inserts accompanying such Specified Product, and any other written, printed, or graphic materials accompanying such Specified Product, including patient instructions or patient indication guides.
“Later Discovered Contract” has the meaning set forth in Section 1.13.
“Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.
“Legal Requirement” means any constitution, act, statute, law (including common law), ordinance, order, treaty, rule or regulation of any Governmental Entity.
“Lien” means any lien, pledge, claim, charge, mortgage, encumbrance, or other security interest of any kind, whether arising by contract or by operation of applicable Legal Requirement.
“Matter” means any claim, demand, Dispute, action, audit, suit, arbitration, proceeding, investigation or other similar matter.
“Parties” has the meaning set forth in the preamble of this Agreement.
“Patent Rights” has the meaning set forth in Section 2.3(a)(iv).
“Permits” has the meaning set forth in Section 2.5(c).
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“Permitted Liens” has the meaning set forth in Section 2.2.
“Person” means any individual, corporation, general partnership, limited partnership, limited liability company, trust, association, firm, organization, company, business, entity, union, society or Governmental Entity.
“Post-Closing Tax Period” means any taxable period other than a Pre-Closing Tax Period.
“Pre-Closing Tax Period” means any taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period.
“Product Know-How” means any and all technical or business information, know-how, processes, procedures, compositions, devices, methods, formulas, protocols, techniques, software, designs, drawings, dosage regimens, control assays, product specifications, data (including physical, chemical, biological, toxicological, pharmacological, safety, and pre-clinical and clinical data), results, discoveries, improvements, modifications, inventions, know-how, trade secrets or other information, in each case, solely related to the research, preparation, development or commercialization of the Specified Product and embodied in any documentation or other tangible materials, whether or not patentable.
“Purchase Price” has the meaning set forth in Section 1.7(a).
“Purchase Price Adjustment” has the meaning set forth in Section 4.6(d).
“Purchaser” has the meaning set forth in the preamble of this Agreement
“Purchaser Confidential Information” has the meaning set forth in Section 4.7(b)(i).
“Purchaser FDA Transfer Letter” means the letter from Purchaser to FDA in a form attached hereto as Exhibit F pursuant to which Purchaser accepts from Seller the transfer of rights to the Specified Authorizations for the Specified Products.
“Purchaser Indemnified Party” has the meaning set forth in Section 8.2.
“Purchaser Permitted Purpose” has the meaning set forth in Section 4.7(b)(ii).
“Quality Agreement” means the Quality Agreement between Seller and Purchaser in a form attached hereto as Exhibit H.
“Rebate” means a fee (including any distribution fee), assessment, credit, offset, deduction, or other charge claimed by a public or private third party payer (such as an insurer, Medicare/Medicaid, or an other Governmental Entity) or a service provider.
“Receiving Party” has the meaning set forth in Section 4.7(b)(iii).
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“Regulatory Documentation” means (i) all periodic safety reports or benefit risk evaluation reports, (ii) all material correspondence between Seller or any of Seller’s Affiliates, on the one hand, and any Governmental Entity, on the other hand, including any safety reports or updates, complaint files and product quality reviews, (iii) all other governmental reports, inspectional notices, Form 483 observations and customs notices, (iv) all medical inquiries, standard response or non-standard letters or talking points, (v) all complaints, investigations and corrective and preventive actions, (vi) all documents, reports, records, information and materials relating to any post-marketing requirements and post-marketing commitments, and (vii) any outstanding or ongoing regulatory item, in each case ((i) through (vii)), solely relating to the Specified Products and to the extent owned and maintained by Seller or its Affiliates as of the Closing Date.
“Response” has the meaning set forth in Section 10.4(a).
“Seller” has the meaning set forth in the preamble of this Agreement.
“Seller Confidential Information” has the meaning set forth in Section 4.7(b)(ii).
“Seller FDA Transfer Letter” means the letter from Seller to FDA in a form attached hereto as Exhibit G pursuant to which Seller transfers to Purchaser the rights to the Specified Authorizations for the Specified Products.
“Seller Indemnified Party” has the meaning set forth in Section 8.3.
“Seller Names” means Osmotica Pharmaceutical US LLC and Vertical Pharmaceuticals, LLC or any other corporate name included on packaging, labels or other materials for the Specified Products or included in any of the Specified Assets.
“Seller Permitted Purpose” has the meaning set forth in Section 4.7(b)(i).
“Significant Prescribing Institutions or Healthcare Providers” has the meaning set forth in Section 2.15.
“Significant Suppliers” has the meaning set forth in Section 2.14.
“Specified Affiliate” means any Affiliate of Seller that owns or controls any Specified Asset.
“Specified Assets” has the meaning set forth in Section 1.1.
“Specified Authorizations” has the meaning set forth in Section 1.1(e).
“Specified Business” means the business of Seller and its Affiliates with respect to the Specified Product.
“Specified Contracts” has the meaning set forth in Section 1.1(b).
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“Specified Inventory” has the meaning set forth in Section 1.1(c).
“Specified IP Rights” has the meaning set forth in Section 1.1(a).
“Specified Product” means Osmolex ER™ brand extended-release amantadine tablets (in each of 129 mg, 161mg, 193 mg, and 258 mg dosage strengths) as approved under NDA No. 209410.
“Specified Product Material Adverse Effect” means [*].
“Specified Product Tooling” has the meaning set forth in Section 1.1(d).
“Straddle Period” has the meaning set forth in Section 1.10(c).
“Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.
“Tax Contest” has the meaning set forth in Section 4.15(b).
“Tax Return” means any return, declaration, report, claim for refund, information return, documentation or statement relating to Taxes, filed or required to be filed with any Governmental Entity, including any schedule or attachment thereto, and including any amendment thereof.
“third party” means any Person that is not a Party to this Agreement.
“Trademark Rights” has the meaning set forth in Section 2.3(a)(v).
“Transfer Taxes” has the meaning set forth in Section 1.9.
“Willful Breach” shall mean a material breach of, or failure to perform in a material respect any of the representations, warranties, covenants or other agreements contained in, this Agreement, that is a consequence of an act or failure to act by the breaching or non-performing Party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such Party’s act or failure to act would, or would be reasonably expected to, result in or constitute a material breach of or failure of performance in a material respect under this Agreement.

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